UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Name of Person Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

James R. Tanenbaum, Esq.

Anna T. Pinedo, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-5201

(212) 468-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Mobileye”). The Company’s principal executive offices are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel, and the Company’s telephone number at this address is +972 2 541 7333. The Company is registered with the trade register in The Netherlands under file number 34158597.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”). As of the close of business on March 31, 2017, there were 1,012,565,725 Shares authorized, of which 222,411,106 Shares were issued and outstanding, 28,435,593 Shares were subject to issuance pursuant to outstanding stock options and 1,002,756 Shares were subject to issuance pursuant to outstanding restricted share units.

Item 2	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) of this Schedule 14D-9 above.

(b) Tender Offer

Offer and Post-Offer

This Schedule 14D-9 relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent” or “Intel”), to acquire all of the outstanding Shares at a purchase price of $63.54 per Share (the “Offer Consideration”), less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated by reference and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2017 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to a Purchase Agreement, dated as of March 12, 2017 (as it may be amended from time to time, the “Purchase Agreement”), by and among the Company, Parent and Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Intel (“Cyclops”). On April 4, 2017, Cyclops converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”). The Conversion has not adversely impacted, and will not adversely impact, in any respect the Company or any of its shareholders, or the Company’s rights under the Purchase Agreement, and has not relieved, and will not relieve, Intel or Cyclops of its respective obligations under the Purchase Agreement. All references to “Purchaser” in describing Purchaser’s rights and obligations under the Purchase Agreement refer to Cyclops prior to the Conversion, and to Purchaser following the Conversion.

1

The Offer is conditioned upon, among other things: (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time (as defined below): (i) Shares having been validly tendered in accordance with the terms of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to 5:00 p.m. (New York City time) on June 21, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire)), and not properly withdrawn that represent, together with the Shares then owned by Purchaser or its affiliates, at least 95% of the Company’s issued capital as of immediately prior to the Expiration Time (the “Minimum Condition”); provided that (x) Purchaser may, in its sole discretion, amend the Minimum Condition to a percentage not less than 80% and (y) if, prior to the Expiration Time, (A) the Company receives the “Pre-Wired Asset Sale Ruling” (as defined in the Purchase Agreement) from the Israeli Tax Authority relating to the proposed Asset Sale, Liquidation and Second Step Distribution (each as defined below), then the Minimum Condition will be automatically reduced to 80%, and (B) the Company receives the Pre-Wired Asset Sale Ruling and resolutions are adopted at the extraordinary general meeting of the shareholders of the Company to be held to approve certain matters relating to the Offer (the “EGM”) (1) approving certain amendments of the Company’s articles of association, including the conversion of the Company into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law, which amendments will become effective after the closing of the Offer (the “Offer Closing”) (the “Conversion Resolutions”) and (2) approving the Asset Sale and Liquidation (the “Pre-Wired Asset Sale Resolutions”), then the Minimum Condition will be automatically reduced to 67%; (ii) the expiration or termination of any waiting period (and any extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the receipt of all required consents, clearances or approvals under the Israel Restrictive Trade Practices Law, 5748-1988, as amended, and other applicable antitrust laws as agreed to by the Company, Parent and Purchaser under the terms of the Purchase Agreement, and that any such consents, clearances or approvals will not impose a condition or require a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement; (iii) the absence of any applicable law, regulation, order, or injunction by any court or other governmental authority of competent jurisdiction prohibiting, rendering illegal, frustrating or enjoining the consummation of the Offer or the other transactions contemplated by the Purchase Agreement (other than the Call Option (as defined in the Purchase Agreement)) (collectively, the “Legal Restraints”); provided that the condition described in this clause (iii) shall not apply to Legal Restraints against the Asset Sale, the Liquidation or the Second Step Distribution (as defined below), or against any other Post-Offer Reorganization (as defined below) (other than Legal Restraints against (x) a compulsory acquisition of Shares from each minority shareholder in accordance with Section 2:92a or, if applicable, Section 2:201a of the Dutch Civil Code (the “Compulsory Acquisition”) or (y) an election by the Company pursuant to U.S. Treasury Regulations Section 301.7701-3 to be classified as a partnership or as a disregarded entity, as reasonably determined by Intel or Purchaser), if there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Intel or its affiliates, represents at least 95% of the Company’s issued capital immediately prior to the Expiration Time; (iv) there not having occurred a fact, change, event, development, occurrence or effect following the date of the Purchase Agreement that, individually or in the aggregate, would have or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement); (v) the adoption of one or more resolutions at the EGM or a subsequent EGM by the Company’s shareholders to replace the members of the board of directors of the Company (the “Company’s Board”) who will resign at the Offer Closing to ensure that the Company’s Board will, upon the Offer Closing, be composed of at least seven directors, (x) at least five of whom may not be independent of Purchaser and the Company (the “Buyer Directors”) and who will be designated in writing, in Purchaser’s sole discretion, prior to convening the EGM, and (y) at least two of whom may initially be current non-executive directors of the Company and who will at all times remain independent from Parent and Purchaser (the “Independent Directors”), with Purchaser designating a replacement in the manner described above for any current Independent Director who does not wish to continue to serve on the Company’s Board after the Offer Closing. A copy of the Purchase Agreement is incorporated by reference and filed as Exhibit (e)(1) hereto.

After the Offer Closing, Purchaser may engage in one or more transactions involving the Company, Purchaser and Parent, as more fully set forth in Section 2.07 of the Purchase Agreement (each such transaction, a “Post-Offer Reorganization”). In particular, Purchaser may, subject to obtaining all required corporate approvals of the Company, cause all of the assets and business of the Company to be sold to Purchaser or an affiliate of Purchaser (the “Asset Sale”), followed by the liquidation of the Company (the “Liquidation”) and the making of a per Share advance liquidation distribution in cash to non-tendering shareholders of the Company which is equal, without interest and less applicable withholding taxes, to the Offer Consideration payable by Purchaser to the shareholders of the Company in the Offer (the “Second Step Distribution”).

The Asset Sale and the Liquidation are subject to approval by the Company’s shareholders at the EGM. Initiation of the Compulsory Acquisition proceeding by Purchaser does not require approval by the Company’s shareholders.

2

The applicable withholding taxes and other taxes, if any, imposed on shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period (as such term is defined in the Offer to Purchase), which includes the Minority Exit Offering Period (as such term is defined in the Offer to Purchase), if applicable) may be different from, and may be greater than, the taxes imposed upon such shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period (as such term is defined in the Offer to Purchase), which includes the Minority Exit Offering Period (as such term is defined in the Offer to Purchase), if applicable). Please see “Section 5—Certain Tax Consequences” of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax and Israeli tax consequences of the Offer and the Post-Offer Reorganization.

The Asset Sale and the Liquidation require approval from the Company’s Board. On March 12, 2017, the Company’s Board unanimously (with the executive directors of the Company, Professor Amnon Shashua and Mr. Ziv Aviram, abstaining due to conflicts of interest) approved the Purchase Agreement and the transactions contemplated thereby but excluding (i) the Post-Offer Reorganization and Compulsory Acquisition (other than, provided that the Pre-Wired Asset Sale Ruling is obtained, the Asset Sale, Liquidation and Second Step Distribution) and (ii) the Support Agreements (as defined below) (the transactions described in the foregoing clauses (i) and (ii), together, the “Excluded Transactions”), as to which the Company’s Board did not reach any conclusion. The Company’s Board also on March 12, 2017 resolved to hold the EGM for the purpose of voting on, among other things, the approval of the Asset Sale and the Liquidation and the appointment of certain directors designated by Purchaser to the Company’s Board. On or about May 16, 2017, the Company will notify its shareholders that the EGM (which will be combined with the Company’s 2017 annual general meeting of shareholders) will be held at 3:00 p.m. Central European Time on June 13, 2017 at the Waldorf Astoria Amsterdam, Herengracht 542 – 556, 1017 CG, Amsterdam, The Netherlands. Shareholders of the Company who hold Shares on the record date for the meeting, which is May 16, 2017, will be entitled to attend the EGM, vote on the EGM Matters and receive the EGM materials.

It is possible that Purchaser may not be able to implement any proposed Post-Offer Reorganization promptly after the consummation of the Offer, that such Post-Offer Reorganization may be delayed or that such Post-Offer Reorganization may not be able to take place at all. Any Post-Offer Reorganization could be the subject of litigation, and a court could delay the Post-Offer Reorganization or prohibit it from occurring on the terms described in the Offer and this Schedule 14D-9, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Offer Reorganization, the consideration that the Company’s shareholders receive therefrom may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and such consideration may also be subject to additional taxes).

After the Offer Closing the affirmative vote of the Independent Directors will be required for approving (a) any restructuring that could reasonably be expected to lead to a dilution of the shareholdings of the non-tendering Company shareholders, other than (i) pursuant to a rights issue by the Company, or any other share issue, where the non-tendering Company shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company (voorkeursrecht), (ii) subject to the receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale, the Liquidation or the Second Step Distribution, (iii) the Compulsory Acquisition or (iv) the Call Option, and (b) any other form of unequal treatment that prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering Company shareholders, other than (i) subject to receipt of the Pre-Wired Asset Sale Ruling, the Asset Sale, the Liquidation and the Second Step Distribution, (ii) the Compulsory Acquisition or (iii) the Call Option.

Treatment of Equity Awards

The Purchase Agreement provides for the following treatment of the equity awards of the Company as further discussed below in “—Past Contacts, Transactions, Negotiations and Agreements” in Item 3 of this Section 14D-9:

At the Offer Closing, each outstanding award of restricted share units in respect of Shares (each, a “Mobileye RSU”) that is either (i) held by a person other than an employee continuing employment with the Company, Intel, Purchaser or a subsidiary of any of the foregoing, whether vested or unvested, (ii) vested (or that in the absence of the transactions contemplated by the Purchase Agreement would become vested within two years following the Offer Closing and are held by an employee of the Company who remains employed by Purchaser (a “Continuing Employee”) whose employment with the Company commenced prior to the date of the Purchase Agreement) or (iii) subject to acceleration solely as a result of the completion of the transactions contemplated by the Purchase Agreement (each, a “Terminating RSU”), will be canceled in exchange for an amount in cash (without interest and subject to required withholding) equal to (x) the Offer Consideration multiplied by (y) the total number of Shares subject to such Mobileye RSU.

3

At the Offer Closing, each outstanding award of Mobileye RSUs other than the Terminating RSUs will be converted into an equity award subject to the same terms and conditions (including vesting, acceleration and forfeiture provisions) as immediately prior to the Offer Closing, with respect to a number of shares of common stock, par value $0.001 per share, of Intel (the “Intel Shares”) (rounded down to the nearest whole share) equal to (x) the total number of Shares subject to such Mobileye RSU multiplied by (y) the Equity Award Adjustment Ratio. The “Equity Award Adjustment Ratio” is equal to (1) the Offer Consideration divided by (2) the average closing price of Intel Shares on the NASDAQ for the five consecutive trading days ending on the trading day immediately preceding the Offer Closing.

At the Offer Closing, each outstanding option granted by the Company to acquire Shares (each, a “Mobileye Option”) that is either (i) held by a person other than an employee continuing employment with the Company, Intel, Purchaser or a subsidiary of any of the foregoing, whether vested or unvested, (ii) vested (or that in the absence of the transactions contemplated by the Purchase Agreement would become vested within two years following the Offer Closing and are held by a Continuing Employee whose employment with the Company commenced prior to the date of the Purchase Agreement), (iii) held by certain specified individuals agreed to between Parent and the Company, whether vested or unvested, or (iv) subject to acceleration solely as a result of the completion of the transactions contemplated by the Purchase Agreement (of which there are none), will be canceled in exchange for an amount in cash (without interest and subject to required withholding) equal to (x) the excess, if any, of the Offer Consideration over the applicable per share exercise price of such Mobileye Option multiplied by (y) the number of Shares subject to such Mobileye Option. Each Mobileye Option described in the prior sentence is referred to herein as a “Terminating Option.”

At the Offer Closing, each outstanding Mobileye Option other than the Terminating Options will be converted into an option to purchase, subject to the same terms and conditions (including vesting, acceleration, and forfeiture provisions) as immediately prior to the Offer Closing, a number of Intel Shares (rounded down to the nearest whole share) equal to (a) the number of Shares subject to such Mobileye Option multiplied by (b) the Equity Award Adjustment Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to (1) the per share exercise price of such Mobileye Option divided by (2) the Equity Award Adjustment Ratio.

Miscellaneous

The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 2200 Mission College Blvd., Santa Clara, California 95054-1549 and the telephone number at such address is (408) 765-8080.

Assisting the Company as information agent is D.F. King & Co., Inc. (the “Information Agent”). The Information Agent can be reached toll-free at (800) 966-9021 or banks and brokers may call collect at (212) 269-5550. The Information Agent can also be reached by email at mobileye@dfking.com.

For the reasons described in more detail below, the Company’s Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) on the one hand, the Company or any of its affiliates and (ii) on the other hand (x) any of their respective executive officers, directors or affiliates or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company

The Company’s directors and members of the Company’s executive officer group may be deemed to have interests in the Purchase Agreement and the transactions contemplated thereby, including the Offer, that are different from or in addition to those of the Company’s shareholders generally. The Company’s Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Purchase Agreement and in reaching its decision to approve the Purchase Agreement and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) as discussed below in “—(a) Solicitation or Recommendation” in Item 4 of this Schedule 14D-9.

4

The Company’s Board comprises the following seven individuals: Professor Amnon Shashua, Ziv Aviram, Eli Barkat, Eyal Desheh, Peter Seth Neustadter, Tomaso A. Poggio and Judith Richter. The special committee of the Company’s Board (the “Special Committee”) consists of the following three independent directors: Eli Barkat, Eyal Desheh and Peter Seth Neustadter.

The Company’s executive officer group comprises the following eight individuals: Professor Amnon Shashua (Co-founder, Chief Technology Officer, Chairman and Executive Director), Ziv Aviram (Co-founder, President, Chief Executive Officer and Executive Director), Ofer Maharshak (Chief Financial Officer and Senior Vice President), Gaby Hayon (Senior Vice President, Research and Development), Elchanan Rushinek (Senior Vice President, Engineering), Itay Gat (Senior Vice President of Production Programs), Erez Dagan (Senior Vice President of Advanced Development and Strategy) and Daniel Galves (Chief Communications Officer, Senior Vice President).

In connection with his execution of the Non-Competition Agreement (as defined below), Professor Shashua entered into an addendum, dated March 12, 2017 (the “Addendum”), to his employment agreement with the Company’s wholly owned subsidiary, Mobileye Vision Technologies Ltd. Pursuant to the Addendum, Professor Shashua agreed to a revised vesting schedule for Mobileye Options held by him (and any Mobileye RSUs that he might acquire, though he currently holds none) that would otherwise accelerate and vest in connection with the transactions under which no vesting of his unvested equity awards would occur prior to the third anniversary of the Offer Closing, 50% of all such unvested equity awards would vest upon the third anniversary of the Offer Closing and the remaining 50% of all such unvested equity awards would vest upon the fourth anniversary of the Offer Closing.

5

Treatment of Unvested Mobileye RSUs

The following table summarizes the Terminating RSUs held by members of the executive officer group and each director of the Company as of March 31, 2017 that will vest solely as a result of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those Terminating RSUs, assuming (i) continued employment or service as an executive officer and/or director, as applicable, through the Offer Closing, (ii) the Offer Consideration is $63.54 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Offer Closing occurs on December 31, 2017. The following table does not include any unvested Mobileye RSUs held by an executive officer or director of the Company as of March 31, 2017 that are scheduled to vest in the ordinary course in accordance with their current terms prior to December 31, 2017.

	Aggregate No. of Restricted Share Units (#)	Total Resulting Consideration ($)(1)
Executive Officers
Professor Amnon Shashua	—	$—
Ziv Aviram	—	$—
Ofer Maharshak	13,334	$845,909
Gaby Hayon	—	$—
Elchanan Rushinek	—	$—
Itay Gat	—	$—
Erez Dagan	20,000	$1,268,800
Daniel Galves	—	$—

Directors(2)
Eli Barkat	—	$—
Eyal Desheh	—	$—
Peter Seth Neustadter	—	$—
Tomaso A. Poggio	—	$—
Judith Richter	—	$—
TOTAL	33,334	$2,114,709

(1)	The amount in this column is equal to the product of (i) the total number of Shares subject to Mobileye RSUs and (ii) the excess of $63.54 over the $0.10 exercise price for Mobileye RSUs.
(2)	Excludes Professor Amnon Shashua and Ziv Aviram, who are also executive officers of the Company and listed above under the heading “Executive Officers.”
6

Treatment of Mobileye Options Subject to Accelerated Vesting Solely as a Result of the Transactions

The following table summarizes the Terminating Options held by members of the executive officer group and each director of the Company as of March 31, 2017 that are subject to accelerated vesting in accordance with their terms solely as a result of the completion of the transactions contemplated by the Purchase Agreement, and the cash consideration that each of them may become entitled to receive in respect of those outstanding Terminating Options, assuming (i) continued employment or service as an executive officer and/or director, as applicable, through the Offer Closing, (ii) the Offer Consideration is $63.54 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Offer Closing occurs on December 31, 2017. The following table does not include any unvested Mobileye Options held by a member of the executive officer group or director of the Company as of March 31, 2017 that are scheduled to vest in the ordinary course in accordance with their current terms prior to December 31, 2017.

	No. of Shares Subject to Options With Accelerated Vesting (#)	Total Cash Spread Value of Options With Accelerated Vesting ($)(1)
Executive Officers
Professor Amnon Shashua(3)	—	$—
Ziv Aviram	1,733,000	$21,028,680
Ofer Maharshak	106,250	$4,161,875
Gaby Hayon	50,000	$1,960,500
Elchanan Rushinek	—	$—
Itay Gat	50,000	$1,960,500
Erez Dagan	40,700	$976,049
Daniel Galves	45,600	$1,165,992

Directors(2)
Eli Barkat	20,000	$770,800
Eyal Desheh	—	$—
Peter Seth Neustadter	20,000	$770,800
Tomaso A. Poggio	20,000	$770,800
Judith Richter	20,000	$770,800
TOTAL	2,105,550	$34,336,796

(1)	The amount in this column is equal to the product of (i) the number of Shares subject to the Mobileye Options held by the executive officer or director that are unvested but subject to accelerated vesting solely as a result of the completion of the transactions contemplated by the Purchase Agreement and (ii) the excess of $63.54 over the respective exercise price of those Mobileye Options.
(2)	Excludes Professor Amnon Shashua and Ziv Aviram, who are also executive officers of the Company and listed above under the heading “Executive Officers.”
(3)	See “—(b) Arrangements among the Company, Parent and Purchaser” under the subsection entitled “Non-Competition Agreement” of this Item 3 for details regarding the treatment of Professor Amnon Shashua’s Mobileye Options and, though he currently holds none, any Mobileye RSUs that he may hold as of the Offer Closing.

Treatment of Unvested Equity Awards That Are Not Subject to Accelerated Vesting Solely as a Result of the Transactions

The Purchase Agreement provides for the following treatment of Mobileye Options and Mobileye RSUs held by the executive officers and directors of the Company other than Terminating Options and Terminating RSUs.

7

Rollover Stock Options

The Purchase Agreement provides that, at the Offer Closing, each Mobileye Option that is not a Terminating Option, which we refer to herein as a “rollover Mobileye Option,” will, without any action by Parent, Purchaser or the holder of the Mobileye Option or any other person, be converted into an option to purchase, subject to the same terms and conditions as applied to such rollover Mobileye Option immediately prior to the Offer Closing (including the same vesting schedule and terms), a number of Intel Shares (rounded down to the nearest whole share) equal to the product of (i) the total number of Shares subject to the rollover Mobileye Option immediately prior to the Offer Closing and (ii) the Equity Award Adjustment Ratio. The exercise price per Share (rounded up to the nearest whole cent) of each rollover Mobileye Option will equal (a) the exercise price per Share for which such rollover Mobileye Option was exercisable immediately prior to the Offer Closing, divided by (b) the Equity Award Adjustment Ratio.

The executive officers of the Company hold an aggregate of 2,802,100 rollover Mobileye Options as of March 31, 2017 that are subject to conversion to options to purchase Intel Shares at the Offer Closing, representing an aggregate value of $39,239,105, assuming (i) continued employment or service as an executive officer through the Offer Closing, (ii) the Offer Consideration is $63.54 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Offer Closing occurs on December 31, 2017. Of these, Professor Amnon Shashua holds 2,233,000 rollover Mobileye Options representing an aggregate value of $29,358,680, Ziv Aviram holds 500,000 rollover Mobileye Options representing an aggregate value of $8,330,000, and the remainder is held by the other executive officers of the Company. These amounts do not include any unvested Mobileye Options held by a member of the executive officer group of the Company as of March 31, 2017 that are scheduled to vest in the ordinary course in accordance with their current terms prior to December 31, 2017. None of the directors (other than the executive directors) holds any rollover Mobileye Options.

Rollover Mobileye RSUs

The Purchase Agreement provides that, at the Offer Closing, each Mobileye RSU that is not a Terminating RSU, which we refer to herein as a “rollover Mobileye RSU,” will, without any action by Parent, Purchaser or the holder of the Mobileye RSU or any other person, be converted into an equity award subject to the same terms and conditions as applied to such rollover Mobileye RSU immediately prior to the Offer Closing (including the same vesting schedule and terms) with respect to a number of Intel Shares (rounded down to the nearest whole share) equal to (i) the number of Shares subject to the rollover Mobileye RSU immediately prior to the Offer Closing, multiplied by (ii) the Equity Award Adjustment Ratio. With respect to any fractional share that is rounded down in respect of any rollover Mobileye RSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the product obtained by multiplying (x) the Offer Consideration by (y) the fractional share.

The executive officers of the Company hold an aggregate of 16,666 rollover Mobileye RSUs as of March 31, 2017 that are subject to conversion to an equivalent equity award in Intel Shares at the Offer Closing, representing an aggregate value of $1,057,291, assuming (i) continued employment or service as an executive officer and/or director, as applicable, through the Offer Closing, (ii) the Offer Consideration is $63.54 per Share (without subtraction of applicable withholding taxes and other deductions due) and (iii) the Offer Closing occurs on December 31, 2017. Professor Shashua and Mr. Aviram do not hold any rollover Mobileye RSUs. The amount above does not include any unvested Mobileye RSUs held by a member of the executive officer group of the Company as of March 31, 2017 that are scheduled to vest in the ordinary course in accordance with their current terms prior to December 31, 2017. None of the directors (other than the executive directors) holds any rollover Mobileye RSUs.

8

Change of Control Arrangements for Executive Officers

Professor Shashua and Mr. Aviram have employment agreements with Mobileye Vision Technologies Ltd., a wholly owned subsidiary of the Company, which are incorporated by reference and filed as Exhibits (e)(8) and (e)(9) hereto, respectively. These agreements provide that, if either Professor Shashua’s or Mr. Aviram’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined in the agreements)) as a result of a change of control, he will be entitled to receive his monthly compensation for the greater of (i) a period of 12 months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. In addition, if the employment of either Professor Shashua or Mr. Aviram is terminated for any reason other than cause, all of his unvested options will vest and be immediately exercisable.

In connection with his execution of the Non-Competition Agreement (as defined below), Professor Shashua entered into the Addendum, pursuant to which Professor Shashua agreed to a revised vesting schedule for Mobileye Options and any Mobileye RSUs he might hold at the Offer Closing (though, as described above, Professor Shashua currently holds no Mobileye RSUs). The Addendum also provides that, in the event Professor Shashua were to voluntarily terminate his employment relationship with Parent prior to the four-year anniversary of the Offer Closing, he would forfeit all of his then unvested Mobileye Options and any Mobileye RSUs he might hold at the Offer Closing. In the event of termination of Professor Shashua in circumstances of Deemed Dismissal (as defined in the agreement), any unvested Mobileye Options and Mobileye RSUs, if any, held by him as of the date of such termination, shall immediately vest.

Mr. Ofer Maharshak has an employment agreement with Mobileye Vision Technologies Ltd., a wholly owned subsidiary of the Company, which is incorporated by reference and filed as Exhibit (e)(10) hereto. The agreement provides that, if Mr. Maharshak’s employment is terminated as a result of a change of control, he will be entitled to receive his monthly compensation for the greater of (i) a period of nine months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. In addition, if Mr. Maharshak’s employment is terminated for any reason other than cause, all of his unvested options will vest and be immediately exercisable.

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Cash Bonus Programs

The Company expects to pay cash bonuses in an aggregate amount of approximately $1.5 million in connection with the transactions contemplated by the Purchase Agreement.

Post-Offer Closing Employee Benefits

For a period of one year following the Offer Closing, each Continuing Employee will receive from Purchaser (i) compensation (including base salary and annual cash bonus opportunity) that is substantially comparable in the aggregate to the compensation to which the Continuing Employee was entitled immediately prior to the Offer Closing and (ii) benefits that are substantially comparable in the aggregate to either those benefits (excluding any equity or equity-based defined benefit pension or retiree medical benefits) that are generally made available as of the date of the Purchase Agreement by the Company to its employees or those benefits generally made available by Parent to similarly situated employees of Parent and its affiliates.

Any Continuing Employee who incurs a termination of employment during the one year period commencing on the date of the Offer Closing will be entitled to receive the severance payments and benefits that the Continuing Employee would have been entitled to receive from the Company and its affiliates under their applicable written severance plans and policies or individual employment agreements as in effect immediately prior to the Offer Closing and made available to Parent.

The Purchase Agreement also provides that, with certain exceptions, service credit will be provided to employees of the Company for purposes of vesting, eligibility to participate and benefit accrual under the employee benefit plans of Purchaser.

Director and Officer Indemnification

The Company’s articles of association provide for indemnification by the Company of all present and former directors, officers, employees and agents, as well as any person acting at the Company’s request as a director, officer, employee or trustee of another entity, against liabilities, costs and expenses incurred by them in connection with the performance of their duties as directors, officers, employees or trustees of the Company or such other entities, provided they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the Company’s best interests and, in respect of indemnification for liabilities arising from a criminal procedure, had no grounds for believing that their conduct was unlawful. There is no entitlement to indemnification to the extent that a court of competent jurisdiction determines, in a final, non-appealable judgment, that any person seeking indemnification has been guilty of willful misconduct or gross negligence in respect of the matter for which such person is seeking indemnification, unless the court determines that indemnification is nevertheless proper in the circumstances. Indemnification is not available under Dutch law with respect to liability arising under certain mandatory provisions of Dutch law.

Persons entitled to indemnification may receive payment in advance of legal and other expenses incurred by them in defending actions in respect of which they may be entitled to indemnification, subject to their providing the Company with an undertaking to refund any amount in respect of which a court of competent jurisdiction by a final, non-appealable judgment determines that the relevant director or officer is not entitled to indemnification.

In addition to these indemnification provisions in the Company’s articles of association, the Company has entered into agreements to indemnify members of its Board and its executive officers against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

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In addition, pursuant to the terms of the Purchase Agreement, for six years after the Offer Closing, Parent will cause the Company and its subsidiaries to indemnify and hold harmless the present and former directors and officers of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the date of the Offer Closing and in connection with the Purchase Agreement, the Asset Sale, the Liquidation, the Second Step Distribution and the Support Agreements, to the fullest extent permitted by applicable law or to the extent provided under the Company’s and its subsidiaries’ organizational documents in effect on the date of the Purchase Agreement. In the event that any Indemnified Person is made party to any action arising out of or relating to matters that would be indemnifiable as described in the immediately preceding sentence, Parent, Purchaser and the Company will advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification, in each case except to the extent prohibited under applicable law.

For a period of six years following the Offer Closing, Parent will cause the Company and its subsidiaries to honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Offer Closing between the Company or any of its subsidiaries and any Indemnified Person. In addition, for a period of six years following the Offer Closing, Parent will cause the articles of association and the related organizational documents of the Company and its subsidiaries to contain provisions with respect to exculpation of liability of all Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions currently contained in the Company’s and its subsidiaries’ organizational documents in effect on the date of the Purchase Agreement. To the maximum extent permitted by applicable law, such indemnification and exculpation will be mandatory rather than permissive.

In addition, Parent will obtain, or cause to be obtained, effective as of the Offer Closing, a “tail” insurance policy with a claims period of six years after the Offer Closing with respect to directors’ and officers’ liability covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts and omissions occurring at or prior to the Offer Closing on terms that are no less favorable in the aggregate than those of such policy of the Company in effect on the date of the Purchase Agreement, which insurance will, prior to the Offer Closing, be in effect and prepaid for such six year period ; provided, that in no event will the total cost for such prepaid “tail” insurance policy exceed 300% of the annual premiums paid as of the date of the Purchase Agreement by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Parent may obtain a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap. If Parent for any reason fails to obtain such “tail” insurance policy as of the Offer Closing, Parent will continue to maintain in effect, for a period of at least six years from and after the Offer Closing, the directors’ and officers’ liability insurance in place as of the date of the Purchase Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier.

If Parent, Purchaser, the Company or any of their respective successors or assigns (i) consolidate with, or merge with or into, any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any person (including pursuant to the Asset Sale), then, in each case, Parent or Purchaser, as applicable, will take such action as may be necessary so that such person will assume all such obligations.

(b) Arrangements among the Company, Parent and Purchaser

Purchase Agreement

On March 12, 2017, the Company, Parent and Cyclops entered into the Purchase Agreement. On April 4, 2017, Cyclops converted from a Delaware corporation to a Delaware limited liability company. The summary of the material provisions of the Purchase Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in “Section 15—Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Purchase Agreement, which is incorporated by reference and filed as Exhibit (e)(1) hereto.

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The summary and description of the Purchase Agreement contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about Purchaser, the Company or their respective affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Purchase Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Purchase Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of Parent or the Company. In reviewing the representations, warranties and covenants contained in the Purchase Agreement or any descriptions thereof in this summary or in the summary included in the Offer to Purchase, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Purchaser, the Company and their respective affiliates publicly file.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement on February 1, 2017 (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated by reference and filed as Exhibit (e)(2) hereto.

Transaction Letter

The Company and Parent entered into a letter agreement on February 1, 2017 (the “Transaction Letter”). The summary of the material provisions of the Transaction Letter contained in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Transaction Letter, which is incorporated by reference and filed as Exhibit (e)(3) hereto.

Tender and Support Agreements

On March 12, 2017, in connection with the Offer, each of Mr. Aviram and Professor Shashua, in their respective capacities as shareholders of the Company (the “Supporting Shareholders”), entered into a Tender and Support Agreement with Intel and Purchaser (each, a “Support Agreement”). Under the terms of the Support Agreements, each Supporting Shareholder has agreed, among other things, to tender its Shares in the Offer, not to vote in favor of any alternative acquisition proposal, not to sell any of such Supporting Shareholder’s Shares other than in connection with the Offer (or pursuant to Rule 10b5-1 plans in effect as of the date of the Support Agreements) and to certain non-solicitation provisions. As of March 12, 2017, Mr. Aviram beneficially owned 5,981,105 Shares or approximately 2.7% and Professor Shashua beneficially owned 7,916,895 Shares or approximately 3.6%, in each case, of all of the Company’s Shares that are issued and outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Supporting Shareholders’ obligations under the Support Agreements terminate in the event that the Purchase Agreement is terminated in accordance with its terms; provided that each Supporting Shareholder’s obligations not to vote in favor of any alternative acquisition proposal and not to sell any of such Supporting Shareholder’s Shares other than in connection with the Offer, and the non-solicitation provisions of the Support Agreements, do not terminate until six months after any termination of the Purchase Agreement.

The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of each of the Support Agreements, which are incorporated by reference and filed as Exhibits (e)(4) and (e)(5) hereto, respectively.

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Non-Competition Agreement

On March 12, 2017, in connection with the Offer, Professor Shashua and Intel entered into a non-competition agreement (the “Non-Competition Agreement”) in favor of Intel. Under the terms of the Non-Competition Agreement, Professor Shashua agrees that, in connection with the sale of his ownership interest in the Company, for the period beginning at and as of the Offer Closing and ending on the date that is 18 months following his separation from employment with the Company (provided that his separation from employment with the Company occurs on or before the three-year anniversary of the Offer Closing), he will not compete with the business of the Company, have an ownership of financial interest in any competitors of the Company other than an up to 1% passive ownership interest in a publicly traded company, solicit customers or clients of the business of the Company or make disparaging remarks about the Company, Intel or any of Intel’s affiliates. In connection with his execution of the Non-Competition Agreement, Professor Shashua entered into the Addendum, as described under Item 3(a) above. The foregoing description of the Non-Competition Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Non-Competition Agreement, which is incorporated by reference and filed as Exhibit (e)(6) hereto.

Item 4	THE SOLICITATION OR RECOMMENDATION

(a) Solicitation or Recommendation

At a meeting held on March 12, 2017, after due and careful discussion and consideration, the Company’s Board duly and unanimously (with the executive directors of the Company, Professor Shashua and Mr. Aviram, abstaining due to conflicts of interest) (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of the Purchase Agreement and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer, to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions relating to the Offer to be considered at the EGM. A copy of the Purchase Agreement is incorporated by reference and filed as Exhibit (e)(1) hereto.

(b) Background of the Purchase Agreement; Reasons for the Recommendation

Background of the Purchase Agreement

The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of Parent during the period preceding the signing of the Purchase Agreement. For a review of Parent’s additional key events that led to the signing of the Purchase Agreement, please refer to Parent’s Schedule TO and Offer to Purchase being mailed to the Company’s shareholders with this Schedule 14D-9.

As part of its ongoing evaluation of the Company’s business, the Company’s Board, together with its senior management, regularly reviews and evaluates opportunities intended to enhance the Company’s business and shareholder value. In addition, the Company has had commercial dealings with Parent for some time, including as part of the collaboration among BMW Group, Parent and the Company established in July 1, 2016 and aimed at creating an industry standard and defining a platform for autonomous driving that would address Level 3 to Level 5 autonomous driving and be made available to car vendors.

On November 27, 2016, Professor Shashua, Co-Founder, Chief Technology Officer and Chairman of the Company, and Erez Dagan, Senior VP Advanced Development & Strategy of the Company, met in Munich, Germany with Brian Krzanich, Chief Executive Officer and Director of Parent, Wendell Brooks, Senior Vice President of Parent and President of Intel Capital, and Doug Davis, Senior Vice President and General Manager of Parent’s Automated Driving Group, for various business discussions. It was at this meeting that Parent’s representatives first expressed an interest in a potential strategic transaction with the Company. Professor Shashua explained that the Company was not interested in pursuing such discussions at such time. Professor Shashua met again with Mr. Brooks and Mr. Davis on November 29, 2016 to discuss the business of the Company in more detail. At this meeting, Professor Shashua asked Parent to defer any follow-up conversation until after the Consumer Electronics Show (commonly known as CES), an annual trade show organized by the Consumer Technology Association that is held every January in Las Vegas. In these discussions, Professor Shashua expressed his view that in order for a strategic transaction to be considered by the Company’s Board, the price per Share to be paid by Parent would have to be greater than the all-time highest price at which the Shares had traded in the past.

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On December 7, 2016, Professor Shashua and Mr. Brooks corresponded regarding the business and operations of the Company. Professor Shashua responded to Mr. Brooks’ basic due diligence questions regarding the Company’s business via this correspondence.

On January 5, 2017, Professor Shashua met with Mr. Krzanich and Mr. Brooks at the 2017 CES Conference. They discussed Parent’s interest in a potential strategic transaction on a preliminary basis, though no price per Share was discussed at this time.

On January 20, 2017, Professor Shashua received a call from Mr. Brooks informing him that Parent’s board of directors had approved the commencement of formal discussions with the Company to pursue a potential strategic transaction.

On January 27, 2017, Mr. Krzanich and Mr. Brooks met with Professor Shashua and Mr. Aviram, the Company’s Co-Founder and Chief Executive Officer, in New York to discuss preliminarily the general outline of a potential strategic transaction, process, and timeline. At this meeting, Parent’s representatives preliminarily suggested an all cash purchase price per Share of $60 in a transaction providing for the acquisition of 100% of the Shares, although no agreement regarding price was reached. The Company’s representatives indicated to Parent’s representatives that they did not expect the offer from Parent to be sufficient, but would discuss the offer with the Company’s Board.

On January 30, 2017, Mr. Aviram discussed Parent’s offer separately with three members of the Company’s Board: Eyal Desheh, Peter Seth Neustadter and Eli Barkat.

On January 30, 2017, based on preliminary discussions among Mr. Aviram and certain members of the Company’s Board, Mr. Aviram indicated to Mr. Brooks that a cash purchase price per Share of $70 in a transaction providing for the acquisition of 100% of the Shares would be appropriate. The representatives of the Company and Parent then deferred price discussions until further discussions around the proposed transaction and the structure of the proposed transaction could be addressed between the parties and their respective representatives.

On January 31, 2017, at a meeting of the Company’s Board, Professor Shashua and Mr. Aviram informed the Company’s Board regarding Parent’s interest in the acquisition of the Company and the discussions between the parties to date. In that context, Professor Shashua and Mr. Aviram informed the Company’s Board that, under applicable Dutch law, they had conflicts of interest with respect to the proposed transaction due to their major stock ownership in the Company and stated that they would voluntarily recuse themselves from any vote by the Company’s Board on the proposed transaction, and would act only as directed and if requested by the Company’s Board with respect to price negotiations with Parent. The Company’s Board discussed the potential merits of a strategic transaction with Parent, and whether the proposed transaction would be in the best interests of the Company and its shareholders, employees and other relevant stakeholders when compared to the Company’s other available options, including remaining a standalone public company. At the same meeting, the Company’s Board (a) established the Special Committee, which would oversee the negotiation and evaluation of the proposed transaction, (b) authorized the Special Committee and Professor Shashua and Mr. Aviram to engage any independent advisers and consultants that they deemed necessary or appropriate in connection with such negotiation and (c) authorized and empowered Professor Shashua and Mr. Aviram to execute a Confidentiality Agreement and a Transaction Letter with Parent. On the same date, consistent with the scope of authority granted by the Company’s Board, the Special Committee instructed and empowered Professor Shashua and Mr. Aviram to lead the negotiation of the proposed transaction under the supervision of, and in consultation with, the Special Committee.

On February 1, 2017, in accordance with the instructions of the Company’s Board, the Company entered into a Confidentiality Agreement and a Transaction Letter with Parent in order to further discussions of a potential acquisition of the Company by Parent.

From February 1, 2017 to February 3, 2017, representatives of the Company and Parent corresponded and held conference calls regarding the timing and structure of the proposed transaction.

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On February 3, 2017, the Company granted Parent and its representatives access to the Company’s virtual data room. In the following weeks, the Company provided the due diligence information requested by Parent and participated in due diligence telephonic meetings requested by Parent. The due diligence efforts continued until shortly prior to the execution of the Purchase Agreement.

On February 4, 2017, Skadden, Arps, Slate, Meagher & Flom LLP, Parent’s legal counsel (“Skadden”), sent Morrison & Foerster LLP, the Company’s legal counsel (“Morrison & Foerster”), an initial draft of the Purchase Agreement.

Also on February 4, 2017, the Company’s management wrote a letter to the Special Committee updating them on the status of discussions with Parent regarding the proposed transaction.

During the period from February 4, 2017 through February 8, 2017, members of the Company’s management team, and representatives of Morrison & Foerster, Van Campen Liem, the Company’s Dutch counsel (“Van Campen”) and Goldfarb Seligman & Co., the Company’s Israeli counsel (“Goldfarb”), held multiple discussions regarding the initial draft of the Purchase Agreement, focusing on, among other aspects: (a) the structure of the Offer and the offer conditions, (b) provisions related to the Post-Offer Reorganization, (c) the deal protection mechanisms and (d) Purchaser’s level of required effort to obtain required regulatory approvals.

On February 9, 2017 and February 10, 2017, representatives of the Company’s management, Morrison & Foerster and Van Campen met with representatives of Parent’s management and Skadden at Skadden’s New York offices to discuss the initial draft of the Purchase Agreement and the principal areas in which the parties’ views diverged. Mr. Brooks confirmed during those meetings that Parent would fund the proposed transaction through cash available on Parent’s balance sheet.

On February 10, 2017, Skadden sent Morrison & Foerster an initial draft of the form of Support Agreement and Morrison & Foerster sent Skadden a revised draft of the Purchase Agreement.

The Company’s management had been directed by the Company’s Board to retain advisers as needed. On February 10, 2017, management, on behalf of the Company’s Board, engaged Raymond James & Associates, Inc. (“Raymond James”) as the Company’s financial adviser in order to assist the Company’s Board in the evaluation of the fairness of the proposed transaction to the Company’s shareholders from a financial point of view. On the same date, the engagement letter with Raymond James was executed. On February 14, 2017, the Company’s Board ratified the engagement.

On February 11, 2017, Professor Shashua provided an overview of the Company’s business, operations and strategy to representatives of Parent’s management and Parent’s financial advisers and consultants.

On February 12, 2017, representatives of the Company’s management and Morrison & Foerster met with representatives of Parent’s management and Skadden to discuss the response draft of the Purchase Agreement provided by Morrison & Foerster to Skadden on February 10, 2017.

During the week of February 13, 2017, Morrison & Forester and Skadden exchanged drafts of the other transaction documents and engaged in multiple discussions regarding the Purchase Agreement and the other transaction documents with the additional participation of representatives of the Company’s and Parent’s management, Van Campen, Houthoff Buruma, Parent’s Dutch counsel (“Houthoff”), and Goldfarb.

On February 14, 2017, at its regularly scheduled quarterly meeting, the Company’s Board continued to discuss the proposed transaction and ratified the engagement of Raymond James as the Company’s financial adviser. Professor Shashua and Mr. Aviram updated the Company’s Board as to the status of negotiations, including the following outstanding issues: (a) whether the Company would grant Purchaser a strategic investment option to purchase up to 15% of the shares of the Company, (b) whether the Company’s Board would be entitled to terminate the Purchase Agreement in order to enter into an alternative acquisition agreement with respect to a superior proposal, (c) the “tail” period under the Support Agreements after termination of the Purchase Agreement, during which the signatories of the Support Agreements would continue to be bound by certain provisions of such agreements, (d) which of the Company’s insiders would be required to enter into Support Agreements, (e) the definition of “Company Material Adverse Effect” and the related offer conditions, (f) Parent’s level of required effort in order to obtain regulatory approvals, and (g) the Company’s request for reverse termination compensation, and Parent’s request for termination compensation, and the circumstances under which these amounts would become payable. Professor Shashua and Mr. Aviram recused themselves from the discussions by the Company’s Board regarding the pending issues.

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From February 16, 2017 to February 18, 2017, representatives of the Company’s management and Morrison & Foerster met with representatives of Parent’s management, Skadden and Houthoff at the New York offices of Skadden to continue to discuss the remaining outstanding issues between the parties and several open due diligence items. Such discussions confirmed that there remained significant gaps between the parties, including with respect to (a) Parent’s request for a strategic investment option to purchase up to 15% of the Shares of the Company, (b) the termination triggers for the Support Agreements requested by Parent, (c) the definition of “Company Material Adverse Effect,” (d) the triggers for the payment of termination compensation by the Company and (e) the treatment of the Company’s options and restricted share units.

On February 20, 2017, the Special Committee held a meeting to discuss the status of the negotiations with Parent. Members of the Company’s management team, as well as representatives of Raymond James, Morrison & Foerster and Van Campen also attended. Members of the Company’s management team provided a detailed update to the Special Committee on the negotiation process and representatives of Raymond James presented to the Special Committee the scope of their review and process. In addition, representatives of Morrison & Foerster described the principal transaction terms proposed by Parent and representatives of Van Campen reviewed the fiduciary duties of the members of the Special Committee and the Company’s Board under Dutch law. The Special Committee discussed the price proposed by Parent, the potential merits of a strategic transaction with Parent and the Company’s other available options, including remaining a standalone public company. The Special Committee also discussed the principal terms of the proposed transaction, including, among other things, the deal protection mechanisms requested by Parent, and instructed representatives of management and Morrison & Foerster in attendance at the meeting to explore alternatives to those deal protection mechanisms, including the inclusion in the Purchase Agreement of a fiduciary termination right and the elimination of the strategic investment option in favor of Purchaser.

Also on February 20, 2017, Skadden sent Morrison & Foerster a revised draft of the Purchase Agreement and, during the period from February 21, 2017 through February 23, 2017, representatives of the Company’s management, Morrison & Foerster, Van Campen and Goldfarb discussed the revised terms proposed by Parent and the remaining outstanding issues between the parties in light of the guidance received from the Special Committee.

On February 21, 2017, the Company’s Board met to review the unaudited financial results for the fourth quarter of 2016 and the full 2016 fiscal year, and to receive an update regarding the status of the negotiations with Parent. Mr. Aviram informed the Company’s Board about the meeting of the Special Committee held on February 20, 2017 and the Special Committee’s decision to decline Parent’s request for a strategic investment option in favor of Purchaser and to request the reinstatement of a fiduciary termination right in the Purchase Agreement. The directors discussed the status of the negotiation and the main open points between the parties and expressed their support for the decisions of the Special Committee.

On February 22, 2017, the Company issued its earnings release for the fourth quarter of 2016 and the full year 2016. On February 23, 2017, the first full day of trading following the release of the Company’s 2016 earnings, the closing price of the Shares was $48.14 per Share.

From February 24, 2017 through February 26, 2017, representatives of the Company’s management, Morrison & Foerster and Van Campen held meetings with representatives of Parent’s management, Skadden and Houthoff at the New York offices of Skadden to negotiate the remaining outstanding issues between the parties. There remained significant gaps between the parties, including with respect to the definition of “Company Material Adverse Effect,” the deal protection mechanisms and certain other important provisions. In connection with these discussions, on February 24, 2017, Morrison & Foerster sent Skadden further revised drafts of the Purchase Agreement and the form of Support Agreement. In line with the instructions provided by the Special Committee, following these additional negotiations, it was agreed, among other things, that (a) Parent would not be granted a strategic investment option but would be granted the right to purchase such number of newly issued ordinary shares of the Company so as to increase Purchaser’s ownership by 15% of the total ownership of ordinary shares of the Company after giving effect to such purchase, which could be only be exercised following the expiration of the Offer and the acceptance for payment by Purchaser of all Shares validly tendered (referred to in the Purchase Agreement as the “Call Option”), (b) a fiduciary termination right of the Company’s Board would be included in the Purchase Agreement, (c) the Company would not pay any termination compensation in the event the Purchase Agreement were terminated as a result of a superior proposal, (d) for an alternative acquisition proposal to constitute a superior proposal the topping bid would be required to be a cash bid for an amount per Share at least 10% higher than Purchaser’s offer price and (e) Parent would not pay any termination compensation in the event the proposed transaction were not to be consummated due to the failure to receive antitrust clearances.

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On February 26, 2017, the Special Committee held a meeting to receive an update regarding the Company’s discussions with Parent. Members of the Company’s management team, as well as representatives of Morrison & Foerster and Van Campen, attended. At the meeting, representatives of the Company’s management provided the Special Committee with an update on the events that had transpired since the previous Special Committee meeting. In addition, representatives of the Company’s management, Morrison & Foerster and Van Campen discussed with the Special Committee the open issues between the parties, the progress made since the February 20, 2017 meeting of the Special Committee and the process for resolving the remaining open issues and received additional instructions on how to address the remaining gaps between the parties.

Also on February 26, 2017, Purchaser delivered to the Company an initial draft of the form of Non-Competition Agreement to be entered into with key Company executives in favor of Parent providing for a five-year non-competition period. Also on February 26, 2017, Skadden sent Morrison & Foerster revised drafts of the Purchase Agreement and the form of Support Agreement.

On February 27, 2017, Morrison & Foerster sent Skadden an initial draft of the Company’s disclosure schedules in connection with the Purchase Agreement. During the subsequent several days, representatives of the Company’s management and Morrison & Foerster continued to develop the disclosure schedules and engaged in several calls with representatives of Parent’s management and Skadden to address questions on the disclosure schedules.

On February 27, 2017 and February 28, 2017, in light of the additional instructions received by the Special Committee, representatives of the Company’s management, Morrison & Foerster and Van Campen held several in-person meetings at the New York offices of Morrison & Foerster, and conference calls, to review and try to resolve the remaining open points in the principal transaction documents.

On February 28, 2017, representatives of the Company’s management, Parent’s management and representatives of Morrison & Foerster and Skadden held a conference call to discuss certain intellectual property due diligence matters. Also on February 28, 2017, Morrison & Foerster sent Skadden revised drafts of the Purchase Agreement and the form of Support Agreement.

On March 3, 2017, the Company’s Board held a meeting to receive an update regarding the Company’s discussions with Parent. Members of the Company’s management team, as well as representatives of Morrison & Foerster and Van Campen, attended. Representatives of management and Morrison & Foerster discussed the open issues between the parties with the Company’s Board and the process for resolving the remaining open issues. In addition, a representative of Van Campen reviewed with the Company’s Board the considerations and duties under Dutch law that were applicable to the evaluation of the proposed transaction with Parent by the Company’s Board. Also on March 3, 2017, Skadden sent Morrison & Foerster a revised draft of the form of Support Agreement.

On March 5, 2017, Morrison & Foerster sent Skadden a further revised draft of the Purchase Agreement.

On March 7, 2017 and March 8, 2017, Skadden and Morrison & Foerster exchanged revised drafts of the Purchase Agreement.

On March 8, 2017, the Company’s Board and the compensation committee of the Company’s Board (the “Compensation Committee”) held a joint meeting to receive a further update regarding the Company’s discussions with Parent. Members of the Company’s management team, as well as representatives of Raymond James, Morrison & Foerster, Van Campen and Goldfarb were also in attendance. After an update from the Company’s management on the negotiations process, representatives of Raymond James updated the Company’s Board on the review process undertaken by Raymond James for purposes of determining the fairness of the proposed transaction to the Company’s shareholders from a financial point of view. In addition, representatives of Morrison & Foerster, Van Campen and Goldfarb provided a detailed summary of the principal terms of the Purchase Agreement and other transaction documents and updated the Compensation Committee and the Company’s Board on the treatment of the Company’s options and restricted share units in connection with the proposed transaction.

Also on March 8, 2017, Mr. Krzanich and Professor Shashua had a call during which Mr. Krzanich orally delivered a non-binding proposal to acquire all of the Shares for a price of $63.15 per Share in cash.

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On March 9, 2017, the Special Committee held a meeting to receive an update regarding the Company’s pricing discussions with Parent. Members of the Company’s management team, as well as representatives of Morrison & Foerster and Van Campen, attended. At the meeting, Professor Shashua updated the Special Committee on the negotiation process and explained that Parent orally delivered a non-binding proposal to acquire all of the Shares for a price of $63.15 per Share in cash. The members of the Special Committee asked several questions relating to the price negotiation process and Parent’s proposal, which were addressed by Professor Shashua and Mr. Aviram and, after further deliberation, the Committee instructed Professor Shashua and Mr. Aviram to resume the price negotiation with Parent with the view to securing a higher offer price. Also on March 9, 2017, Morrison & Foerster sent Skadden a revised draft of the Purchase Agreement.

On March 10, 2017, Mr. Krzanich reported to Professor Shashua that he was prepared to recommend to Parent’s board of directors an increased price of $63.54 per Share in cash. During such discussion, Mr. Krzanich also requested that Professor Shashua commit to a three-year non-competition agreement with Parent and that Professor Shashua be subject to certain financial penalties in case Professor Shashua were to voluntarily terminate his employment relationship with Parent prior to the three-year anniversary of the Offer Closing. Following such discussions, on March 10, 2017, Parent delivered to the Company a revised draft of the Non-Competition Agreement to be entered into by Professor Shashua and an addendum to Professor Shashua’s employment agreement with the Company, to be effective on the closing of the Offer.

On March 11, 2017, Professor Shashua and Mr. Krzanich discussed further Parent’s pricing proposal and Professor Shashua expressed his preliminary support for the revised offer put forward by Mr. Krzanich. On the same date, Mr. Krzanich agreed to retract the request that Professor Shashua be subject to financial penalties in the event that he were to terminate voluntarily his employment relationship with Parent prior to a three-year anniversary of the Offer Closing in exchange for Professor Shashua’s agreement to postpone the vesting schedule applicable to certain of his options and restricted share units, if any. Mr. Krzanich also reaffirmed Parent’s position with respect to Professor Shashua entering into a three-year non-competition agreement with and in favor of Parent. On March 11, 2017, the Company’s Board held a meeting to receive an update regarding the Company’s discussions with Parent. Members of the Company’s management team, as well as representatives of Morrison & Foerster and Van Campen, attended. At the meeting, Professor Shashua informed the Company’s Board that the deal team had secured an increase of the offer price proposed by Parent to $63.54 per Share in cash. Professor Shashua also explained that, in connection with the latest negotiation with Parent, he had agreed to modify the terms of certain of his options and restricted share units to provide for (i) postponement of the vesting schedule applicable to such options and restricted share units, (ii) forfeiture of all such options and restricted share units in the event he were to voluntarily terminate his employment relationship with Parent prior to the three-year anniversary of the Offer Closing and (iii) forfeiture of fifty percent of such options and restricted share units in the event he were to voluntarily terminate his employment relationship with Parent following the three-year anniversary of the Offer Closing but prior to the four-year anniversary of the Offer Closing. In addition, Professor Shashua informed the Company’s Board that he had also agreed to enter into a three-year non-competition agreement with Parent. Following the update from Professor Shashua, representatives of management and Morrison & Foerster addressed several questions from the Company’s Board on the terms of the proposed transaction documents. Also on March 11, 2017, Skadden sent Morrison & Foerster a revised draft of the Purchase Agreement.

Also on March 11, 2017, Professor Shashua and a representative of Goldfarb reviewed the terms of the non-competition agreement and the proposed addendum to Professor Shashua’s employment agreement (setting forth the revised terms applicable to Professor Shashua’s options and restricted share units) and transmitted comments to representatives of Parent on those two documents.

On March 12, 2017, the Special Committee held a meeting. At the meeting, Van Campen advised the members of the Special Committee of their legal and fiduciary duties in the context of making a recommendation to the Company’s Board regarding the proposed transaction with Parent. Raymond James reviewed with the Special Committee Raymond James’s financial analyses of Parent’s offer of $63.54 per Share in cash. After discussion, the Special Committee unanimously determined that the Purchase Agreement and the transactions contemplated thereby, including the Offer, were advisable, fair to, and in the best interests of, the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, and recommended that the Company’s Board approve the Purchase Agreement and the transactions contemplated thereby, including the Offer, and subject to the Company’s Board’s fiduciary duties and the terms and conditions of the Purchase Agreement, recommend that the Company shareholders accept the Offer and tender their Shares in the Offer.

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On the same date, immediately, following the meeting of the Special Committee, the Company’s Board met. At the meeting, Raymond James reviewed with the Company’s Board Raymond James’s financial analyses of Parent’s offer of $63.54 per Share in cash and delivered to the Company’s Board an oral opinion of Raymond James (which opinion was then confirmed by delivery of a written opinion dated March 12, 2017), to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Raymond James as set forth in its written opinion, the Offer Consideration to be paid to the Company’s shareholders (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement was fair, from a financial point of view, to the Company’s shareholders. Representatives of the Company’s management, Morrison & Foerster, Van Campen and Goldfarb then provided a summary of the proposed final terms of the Purchase Agreement and other transaction documents. After discussion, the Company’s Board, having determined that the terms of the Purchase Agreement and the other transaction documents and the transactions contemplated thereby (other than the Excluded Transactions) were in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (1) unanimously (with the executive directors of the Company, Professor Shashua and Mr. Aviram, abstaining, due to conflicts of interest) approved the terms and conditions of the Purchase Agreement and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) and (2) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions relating to the Offer at the EGM.

On March 12, 2017, shortly after the Company’s Board meeting, the Company informed Parent that its proposal had been accepted by the Company’s Board and the definitive Purchase Agreement and the other transaction documents had been approved and Professor Shashua executed the Non-Competition Agreement and the addendum to his employment agreement related to the vesting terms of certain of his options and restricted share units.

Later in the day on March 12, 2017, Skadden circulated execution copies of the Purchase Agreement and the Support Agreements. Shortly after the distribution of execution copies, Parent, Purchaser and the Company executed the Purchase Agreement, and Parent, Cyclops Holdings, Inc., Professor Shashua and Mr. Aviram executed the Support Agreements.

On March 13, 2017, before the opening of U.S. trading markets, the Company and Parent issued a joint press release announcing the execution of the transaction documents.

Reasons for the Recommendation of the Company’s Board

In evaluating the Purchase Agreement and the transactions contemplated thereby, the Company’s Board consulted regularly with senior management of the Company, as well as with representatives of Morrison & Foerster, Van Campen and Goldfarb, and with Raymond James as appropriate in connection with the rendering by Raymond James of its fairness opinion to the Company’s Board. In the course of (i) approving the terms of, and the transactions contemplated by, the Purchase Agreement (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion), (ii) determining to support the Offer and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion), (iii) recommending the Offer for acceptance to the Company’s shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby, and (iv) concluding that the Offer and the transactions contemplated by the Purchase Agreement (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) are in the best interest of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, the Company’s Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Company’s Board, supported such determinations, in addition to the factors mentioned above in “--Background of the Purchase Agreement” in this Item 4.

Offer Consideration Considerations

The Company’s Board considered certain factors concerning the adequacy of the Offer Consideration, including, among other things:

•	Premium to Market Price. The Company’s Board considered the relationship of the Offer Consideration to the historical market prices of the Shares, including that the Offer Consideration represents a premium of approximately 34.4% over the $47.27 closing price per Share on March 10, 2017, the last full trading day before the announcement of the potential sale of the Company to Purchaser, and approximately a 54.6% premium over the 52-week average closing price per Share prior to and including March 10, 2017.

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•	Cash Consideration. The Company’s Board considered the fact that 100% of the consideration to be paid in the transactions will be payable in cash, which provides the Company’s shareholders with immediate liquidity and certainty of value, while eliminating long-term business and execution risk.

•	Negotiation Process. The Company’s Board considered the fact that the Company negotiated an increase in the Offer Consideration to $63.54 per Share in cash from Purchaser’s original proposal of $60.00 per Share in cash as described above in “—Background of the Purchase Agreement” in this Item 4.

•	Raymond James’s Financial Analysis Fairness Opinion. The Company’s Board considered the financial analyses and presentations of Raymond James to the Company’s Board. The Company’s Board considered the written opinion delivered by Raymond James on the fairness, from a financial point of view, of the Offer Consideration to be paid to the Company’s shareholders (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement, as further described and summarized in the sections entitled “—Background of the Purchase Agreement” in this Item 4 and “—(d) Opinion of the Company’s Financial Adviser” in this Item 4. The full text of Raymond James’s opinion is attached hereto as Annex A and sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Raymond James.

Business Considerations

The Company’s Board considered certain business factors, including, among other things:

•	Business Outlook and Prospects of the Company. The Company’s Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the Company’s prospects and strategic objectives. The Company’s Board considered the Company’s business outlook if it were to continue on a standalone basis, which included the highly competitive environment facing the Company in the Advanced Driver Assistance System (ADAS) and autonomous driving industry. As the Company advances into Level 3-5 autonomous vehicles, which will integrate surround-view sensing with precise high-definition mapping through the Company’s Road Experience Management™ (REM™) technology and reinforcement-learning algorithms for driving policy, the level of competition and required pace of change is likely to continue to be intense.

•	Existing Commercial Relationship with Parent. The Company’s Board considered the existing commercial partnership between the Company and Parent (and BMW) through which the parties have been working to develop the necessary solutions and innovative systems for highly and fully automated driving. This collaboration demonstrated to the Company’s Board:

o	the complementary nature of the Company’s and Parent’s respective offerings and technologies, offering the potential to provide an end-to-end solution in the autonomous driving competitive market and enhance the Company’s position within the autonomous driving market;

o	the key role played by Parent’s products and technologies in autonomous driving; and

o	the deep knowledge of Parent regarding the Company’s technology, which would enable Parent to conduct an accelerated due diligence process, causing minimal interference to the Company’s business.

•	Plan to Maintain Headquarters in Israel. The Company’s Board considered that Parent plans to move the headquarters of its autonomous driving group (“ADG”) to Israel, effectively combining it with the Company, preserving the existing Company team and maintaining the Company’s presence in Israel. The combined business will be led by Professor Shashua, who will report to the Chief Executive Officer of Parent.

•	Reputation of Parent. The Company’s Board considered the fact that Parent possesses vast talent and capabilities in computing, data centers, cloud computing, machine learning and artificial intelligence. Additionally, Parent’s ADG has tremendous expertise and resources in hardware, software and systems engineering that are complementary and tangential to the Company’s own fields of expertise.

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Other Transactional Considerations

The Company’s Board also considered a number of other considerations, including, among other things:

•	Likelihood of Consummation. The Company’s Board considered the nature of the closing conditions to the Offer included in the Purchase Agreement, as well as the likelihood of satisfaction of all conditions to the completion of the proposed transactions. The Company’s Board considered that the Offer would likely be consummated, based on, among other things:

o	the conditions to the Offer are reasonable, and, in the case of the condition relating to the accuracy of the Company’s representations and warranties, are generally subject to a “Company Material Adverse Effect” qualification;

o	the Offer is not subject to any financing condition and will be financed by Intel with cash on hand;

o	the likelihood that the transactions would be approved by the requisite regulatory authorities; and

o	the other conditions to the Offer are customary.

•	Minimum Condition; Terms of the Offer. The Company’s Board also considered the other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Purchaser may not, without the consent of the Company, waive or change the Minimum Condition or change the terms of the Offer (except as provided in the Purchase Agreement) in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Time (except as provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements the Offer in a manner adverse to the Company’s shareholders. The Company’s Board also considered that if (i) the Company receives the Pre-Wired Asset Sale Ruling, then the Minimum Condition shall automatically be reduced to 80% and (ii) the Company receives the Pre-Wired Asset Sale Ruling and each of the Conversion Resolutions and the Pre-Wired Asset Sale Resolutions have been adopted at the EGM or at a subsequent EGM, then the Minimum Condition shall automatically be reduced to 67%, both of which have the effect of increasing certainty of completing the Offer.

•	Other Terms of the Purchase Agreement. The Company’s Board considered the other terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. The Company’s Board also considered various provisions of the Purchase Agreement, including, among others:

o	the provisions in the Purchase Agreement that provide, among other things, that the following are excluded from the determination of whether a “Company Material Adverse Effect” (as defined and more fully described in “Section 11—The Purchase Agreement; Other Agreements” in the Offer to Purchase) has occurred:

▪	the announcement of the transactions (including by reason of Purchaser’s identity), including the impact thereof on relationships of the Company with its employees, customers, suppliers or partners, subject to certain exceptions;

▪	shareholder and certain other third party litigation relating to the transactions;

▪	actions taken pursuant to the Purchase Agreement or at the direction of Purchaser (including any actions taken in connection with the Post-Offer Reorganization prior to the Offer Closing); and

▪	a general downturn in the Company’s industry, adverse developments generally affecting both the Company and other participants in the Company’s industry and a decline in the share price of the Company;

o	the protection afforded by Purchaser’s covenants relating to receiving all regulatory approvals that are required to complete the transactions contemplated by the Purchase Agreement;

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o	that having the option to conduct the Asset Sale, Liquidation and Second Step Distribution, subject to approval by the Company’s shareholders, enhances certainty of completing the transactions contemplated by the Purchase Agreement, the fact that the Asset Sale, Liquidation and Second Step Distribution structure has become a customary post-Offer Closing restructuring alternative for offers for public companies incorporated in The Netherlands, and that, per the terms of the Purchase Agreement in the Asset Sale, Liquidation and Second Step Distribution, the shareholders would (subject to receipt of the Pre-Wired Asset Sale Ruling) be offered or receive the same price per Share as would be paid in the Offer, subject to withholding tax (including Israeli dividend withholding tax);

o	that the approval of resolutions relating to the Asset Sale and Liquidation at the EGM would allow the Company to gain greater certainty on the completion of the Offer and the other transactions contemplated by the Purchase Agreement (thereby allowing its stakeholders to realize the overall benefits of the transactions contemplated thereby), including by the lowering of the Minimum Condition to potentially 67% (if the Pre-Wired Asset Sale Ruling is obtained, and the Conversion Resolutions and the Pre-Wired Asset Sale Resolutions are adopted at the EGM), without disproportionately harming any stakeholder’s interests including those of any non-tendering Company shareholders;

o	the requirement that Purchaser commence a Subsequent Offering Period of at least ten (10) business days after the Offer Closing of the initial Offer and that, if Purchaser publicly announces its intention to implement the Asset Sale or exercise the Call Option prior to the expiration of the Subsequent Offering Period, Purchaser will extend the Subsequent Offering Period for at least five business days, which will permit any remaining shareholders who have not then tendered into the Offer to tender their Shares in exchange for the Offer Consideration;

o	the importance of the Subsequent Offering Period and the Minority Exit Offering Period in that both would allow non-tendering shareholders who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in the Second Step Distribution (as compared to the Offer) an additional opportunity to tender their Shares into the Offer and avoid any such disparate treatment with the knowledge that the Asset Sale and Liquidation would be consummated; and

o	the fact that if Purchaser acquires 95% or more of the outstanding Shares as of the expiration of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), the Post-Offer Reorganization may be undertaken by means of the commencement of a Compulsory Acquisition by Purchaser or its affiliates of Shares from any non-tendering shareholders.

•	Negotiation of Purchase Agreement. The Company’s Board concluded that the Purchase Agreement and related transaction documents were the product of arm’s-length negotiations and contain customary terms and conditions.

Other Stakeholder Considerations

The Company’s Board considered certain stakeholder considerations, including:

•	Employees. The Company’s Board considered the opportunity for the Company’s employees to continue leveraging their talents as part of Parent’s group of companies, and in particular Parent’s ADG, given Parent’s sound financial position, strong research and development efforts, and the fact that the combined company would be headquartered in Israel and led by Professor Shashua. The Company’s Board also considered Purchaser’s agreement to provide (or cause one of its affiliates to provide) each Continuing Employee with compensation that is substantially comparable in the aggregate to what such Continuing Employee was entitled to immediately prior to the date of the Offer Closing, and benefits that are substantially comparable in the aggregate to either those benefits generally made available as of the date of the Purchase Agreement by the Company to such employees or those benefits generally made available by Parent to similarly situated employees of Parent and its affiliates. In addition, the Company’s Board considered that each Terminating Option and each Terminating RSU would be cancelled in exchange for a cash payment equal to the Offer Consideration (less the exercise price for the Terminating Options), less any applicable withholding taxes and other deductions. The Company’s Board also considered that each Mobileye Option and Mobileye RSU of the Company other than the Terminating Options and Terminating RSUs will be converted into an equivalent award with respect to a number of Intel Shares (with the number of shares subject to the award and the exercise price applicable to the award adjusted using the Equity Award Adjustment Ratio) with the same terms and conditions, including vesting schedule and terms.

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•	Capability of Combined Companies. The Company’s Board considered that the combined company will bring the Company’s best-in-class machine-learning based sensing, mapping and driving policy algorithms with Parent’s expertise in computing, artificial intelligence and connectivity, which will accelerate innovation for the automotive industry. In addition, the Company’s Board considered that through the combination of complementary products and technologies, the combined company would have an improved ability to serve the interests of its customers in the rapidly growing autonomous driving space by delivering superior autonomous driving platforms and services to the market faster and at scale. The Company’s Board also considered that the Company’s deep customer relationships with original equipment manufacturers (OEMs) and strong presence in Level 1 and Level 2 systems combined with Parent’s vast talent and resources would enable the combined company to move up quickly into Level 3 and Level 4 autonomous driving systems, and that Parent’s and the Company’s strong fit would bring additional opportunities for the Company’s employees, customers and suppliers.

The discussion of the foregoing factors considered by the Company’s Board is intended to be a summary, and is not intended to be exhaustive; rather it summarizes the principal factors considered. In light of the variety of factors and the quality and amount of information considered, the Company’s Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Purchase Agreement and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) are in the best interests of the Company, its business and strategy, and its shareholders, employees and other relevant stakeholders, (ii) determining to support the Offer and the transactions contemplated thereby (other than the Excluded Transactions, as to which the Company’s Board did not reach any conclusion) and (iii) recommending the Offer for acceptance to the Company’s shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby. Rather, the Company’s Board made its determination based on the totality of all factors taken together. In considering the factors discussed above, individual directors may have given different weights to different factors.

Transaction Risks

The Company’s Board also considered a number of uncertain risks in its deliberations concerning the Purchase Agreement and the transactions contemplated thereby, including, among others:

•	No Ongoing Equity Interest in the Company. The Company’s Board considered the fact that the shareholders of the Company will, following the tender of their Shares and the consummation of the Offer, have no ongoing equity interest in the Company, meaning that the shareholders will cease to participate in the Company’s future growth or to benefit from increases in the value of the Shares.

•	Inability to Solicit Other Takeover Proposals. The Company’s Board considered the covenant in the Purchase Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Company’s Board considered that the Purchase Agreement permits the Company and the Company’s Board to respond to a competing proposal that the Company’s Board determines is a superior proposal, subject to certain restrictions imposed by Purchaser and Parent.

•	Failure to Close. The Company’s Board considered that the conditions to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Post-Offer Reorganization are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company’s Board also considered the fact that, if the Offer and the Post-Offer Reorganization are not completed, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, and the Company will have incurred significant transaction costs attempting to consummate the transactions. The Company’s Board also considered the fact that, if the Offer and the Post-Offer Reorganization are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, partners and employees and that the trading price of the Shares could be adversely affected.

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•	Effect of Announcement. The Company’s Board considered the effect of the public announcement of the transactions on the Company’s operations, Share price, employees, customers, partners and suppliers as well as its ability to attract and retain key personnel while the transactions are pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

•	Interests of the Company’s Directors. The Company’s Board considered the financial interests of the directors of the Company’s Board in the Purchase Agreement and the transactions contemplated thereby, including the Offer, as described in “—Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Current Executive Officers and Directors of the Company” in Item 3 of this Schedule 14D-9, and considered whether a potential conflict of interest existed in relation to any of the directors of the Company’s Board under applicable Dutch law, including with respect to Professor Shashua and Mr. Aviram as described in “—(b) Background of the Purchase Agreement; Reasons for the Recommendation—Background of the Purchase Agreement” in this Item 4 of this Schedule 14D-9, concluding that this was not the case except with respect to Professor Shashua and Mr. Aviram, who voluntarily abstained from participating in the decision-making process (including voting on any matter) of the Company’s Board with respect to the Offer and all related matters.

•	Tax Treatment. The Company’s Board considered that the receipt of the cash consideration by U.S. holders of Shares in the Offer and the Post-Offer Steps will be a taxable transaction for such holders for U.S. federal income tax purposes. The Company’s Board also considered the applicable Israeli withholding taxes imposed on the Company’s shareholders in respect of the Second Step Distribution. Please see “Section 5—Certain Tax Consequences” of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax and Israeli tax consequences of the Offer and the Post-Offer Reorganization.

(c) Intent to Tender

To the Company’s knowledge after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Concurrently with the execution of the Purchase Agreement, Mr. Aviram and Professor Shashua, in their respective capacities as shareholders of the Company, entered into Support Agreements with Parent and Purchaser. Information about these Support Agreements is included in Item 3 of this Schedule 14D-9 under the heading “—(c) Arrangements among the Company, Parent and Purchaser—Tender and Support Agreements” and such information is incorporated herein by reference.

(d) Opinion of the Company’s Financial Adviser

At the March 12, 2017 meeting of the Company’s Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Company’s Board, dated March 12, 2017, as to the fairness, as of such date, from a financial point of view, to the holders of the Shares of the Offer Consideration to be received by such holders pursuant to the Offer as provided in the Purchase Agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated March 12, 2017, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex A to this document. Raymond James provided its opinion for the information of the members of the Company’s Board (solely in each director’s capacity as such) in evaluating the proposed Offer, and its opinion only addresses whether the Offer Consideration to be received by the holders of the Shares pursuant to the Offer in accordance with the Purchase Agreement was fair, from a financial point of view, to such holders as of March 12, 2017. The opinion of Raymond James does not address any other term or aspect of the Purchase Agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Company’s Board regarding whether it should vote to approve the transactions contemplated by the Purchase Agreement, or to any shareholder of the Company regarding whether such shareholder should tender Shares in connection with the Offer.

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Opinion of Raymond James, the Company’s Financial Adviser

In connection with its review of the proposed Offer and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Purchase Agreement, dated as of March 10, 2017, by and among Parent, Purchaser and the Company (the “Draft Purchase Agreement”);

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to Raymond James by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the calendar year periods ending December 31, 2017, 2018 and 2019, as approved for use by the Company (the “Projections”);

•	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

•	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

•	reviewed the financial and operating performance of the Company and that of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for the Shares and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors that Raymond James deemed appropriate;

•	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters that Raymond James deemed relevant to its inquiry; and

•	reviewed a certificate addressed to Raymond James from a member of the senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company.

With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James independently, verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Purchase Agreement would be substantially similar to the Draft Purchase Agreement reviewed by Raymond James, in all respects material to its analysis, and that the transactions contemplated by the Purchase Agreement, including the Offer, would be consummated in accordance with the terms of the Purchase Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Purchase Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Purchase Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Offer would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer or the Company that would be material to its analyses or opinion.

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Raymond James expressed no opinion as to the underlying business decision to effect the transactions contemplated by the Purchase Agreement, the structure or tax consequences of such transactions, or the availability or advisability of any alternatives to such transactions. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Consideration to be received by the holders of Shares pursuant to the Offer in accordance with the Purchase Agreement. Raymond James expressed no opinion with respect to any other reasons (legal, business or otherwise) that may support the decision of the Company’s Board to approve or consummate the transactions contemplated by the Purchase Agreement. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company’s Board, on the fact that the Company was assisted by legal, accounting and tax advisers and Raymond James had, with the consent of the Company’s Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisers as to all legal, accounting and tax matters with respect to the Company and the transactions contemplated by the Purchase Agreement.

In formulating its opinion, Raymond James considered only the Offer Consideration to be received by the holders of Shares in the Offer, and Raymond James did not consider and expressed no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or such class of persons, whether relative to the Offer Consideration to be received by the holders of Shares or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the fairness of the transactions contemplated by the Purchase Agreement to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, other than the fairness, from a financial point of view, of the Offer Consideration to be paid to the holders of the Shares pursuant to the Offer in accordance with the Purchase Agreement, or (ii) the fairness of such transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in such transactions amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the transactions contemplated by the Purchase Agreement on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent or Purchaser to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Company’s Board at its meeting on March 12, 2017, that were considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical to or directly comparable with the Company, Parent or the contemplated transactions.

Selected Public Companies Analysis. Raymond James analyzed the relative valuation multiples of 18 selected publicly-traded companies, all of which had enterprise values (which Raymond James defined as fully-diluted equity value, calculated using the treasury stock method, plus debt, preferred equity and non-controlling interests, less cash and cash equivalents, marketable securities and restricted cash) of at least one billion dollars, that it deemed relevant and for which future financial estimates were publicly available. Eight of the public companies were selected based on product, technology or end-market characteristics (“Industry Reference Companies”), and ten of the companies were selected based on certain industry, revenue growth and profitability characteristics (“Financial Profile Reference Companies”). The Industry Reference Companies and Financial Profile Reference Companies were:

Industry Reference Companies

•	Cognex Corporation
•	FLIR Systems, Inc.
•	Garmin Ltd.
•	NVIDIA Corporation
•	Tesla, Inc.
•	The Descartes Systems Group Inc.
•	TomTom NV
•	Trimble Navigation Limited

Financial Profile Reference Companies

•	Acacia Communications, Inc.

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•	Atlassian Corporation Plc
•	CyberArk Software Ltd.
•	Ellie Mae, Inc.
•	Inphi Corporation
•	Palo Alto Networks, Inc.
•	Paycom Software, Inc.
•	ServiceNow, Inc.
•	The Ultimate Software Group, Inc.
•	Universal Display Corporation

Raymond James calculated various valuation multiples for each selected company, including (i) enterprise value compared to consensus equity research analysts’ projected earnings before interest, tax expense, depreciation and amortization, excluding share-based compensation expense and other non-cash and non-recurring expenses, as applicable (“Adjusted EBITDA”), for the selected companies for calendar years ending December 31, 2017 and 2018, referred to as CY 2017E and CY 2018E, respectively, and (ii) share price compared to consensus equity research analysts’ projected earnings per share, excluding share-based compensation expense and other non-cash and non-recurring expenses, as applicable (“Non-GAAP EPS”), for the selected companies for CY 2017E and CY 2018E. The consensus equity research analysts’ projected estimates were not prepared in connection with the transactions or by or at the request of Raymond James in connection with the transactions contemplated by the Purchase Agreement and may or may not prove to be accurate. Raymond James reviewed the mean, median, first quartile and third quartile relative valuation multiples of the selected public companies and compared them with corresponding valuation multiples for the Company implied by the Offer Consideration based on the Projections. The results of the selected public companies analysis are summarized below:

Selected Public Companies Analysis – Valuation Multiples

	Enterprise Value / Adjusted EBITDA		Share Price / Non-GAAP EPS
	CY 2017E	CY 2018E	CY 2017E	CY 2018E
Industry Reference Companies
1st Quartile	12.7x	11.6x	20.5x	19.1x
Mean	20.0x	16.4x	27.2x	23.1x
Median	18.7x	16.2x	23.4x	20.3x
3rd Quartile	24.3x	19.5x	32.9x	25.5x

Financial Profile Reference Companies
1st Quartile	22.3x	17.1x	41.1x	32.5x
Mean	27.0x	20.2x	49.9x	36.1x
Median	25.3x	20.1x	51.0x	37.7x
3rd Quartile	30.6x	22.0x	56.8x	41.5x

The Company at the Offer Consideration	54.4x	35.2x	61.5x	39.9x

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Furthermore, Raymond James applied the mean, median, first quartile and third quartile relative valuation multiples for each of the metrics to the Company’s projected financial results (based on the Projections) and determined the implied per share value, and then compared those implied per share values to the Offer Consideration of $63.54 per share. The results of this analysis are summarized below:

Selected Public Companies Analysis – Implied Per Share Values

	Enterprise Value / Adjusted EBITDA		Share Price / Non-GAAP EPS
	CY 2017E	CY 2018E	CY 2017E	CY 2018E
Industry Reference Companies
1st Quartile	$17.45	$23.24	$21.20	$30.45
Mean	25.59	31.54	28.14	36.68
Median	24.09	31.28	24.16	32.38
3rd Quartile	30.35	36.99	34.01	40.53

Financial Profile Reference Companies
1st Quartile	$28.19	$32.74	$42.50	$51.64
Mean	33.37	38.10	51.50	57.49
Median	31.52	38.04	52.64	60.07
3rd Quartile	37.38	41.19	58.64	66.09

The Company at the Offer Consideration	$63.54	$63.54	$63.54	$63.54

Selected Transactions Analysis. Raymond James analyzed the relative valuation multiples of 14 selected transactions, all of which involved enterprise values of at least one billion dollars, that it deemed relevant and for which financial information was publicly available. Seven of the transactions were selected based on the target companies’ product, technology or end-market characteristics (“Industry Reference Transactions”), and seven of the transactions were selected based on the target companies’ industry, revenue growth and profitability characteristics (“Financial Profile Reference Transactions”). The Industry Reference Transactions and Financial Profile Reference Transactions were:

Industry Reference Transactions

•	Acquisition of Harman International Industries, Incorporated by Samsung Electronics Co., Ltd., announced in November 2016.
•	Acquisition of NXP Semiconductors N.V. by QUALCOMM Incorporated, announced in October 2016.
•	Acquisition of Fleetmatics Group PLC by Verizon Communications Inc., announced in August 2016.
•	Acquisition of ARM Holdings plc by SoftBank Group Corp., announced in July 2016.
•	Acquisition of HERE Global B.V. by AUDI AG, BMW Group and Daimler AG, announced in August 2015.
•	Acquisition of Freescale Semiconductor, Ltd. by NXP Semiconductors N.V., announced in March 2015.
•	Acquisition of CSR plc by QUALCOMM Incorporated, announced in October 2014.

Financial Profile Reference Transactions

•	Acquisition of LinkedIn Corporation by Microsoft Corporation, announced in June 2016.
•	Acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., announced in April 2016.
•	Acquisition of SolarWinds, Inc. by Silver Lake Partners and Thoma Bravo, LLC, announced in October 2015.
•	Acquisition of Concur Technologies, Inc. by SAP SE, announced in September 2014.
•	Acquisition of Sourcefire, Inc. by Cisco Systems, Inc., announced in July 2013.
•	Acquisition of Kenexa Corporation by International Business Machines Corporation, announced in August 2012.
•	Acquisition of Taleo Corporation by Oracle Corporation, announced in February 2012.

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Raymond James examined transaction enterprise values compared to the target companies’ Adjusted EBITDA for the twelve months ended prior to announcement of the transaction (“LTM”), where such information was publicly available, as well as to equity research analysts’ projected Adjusted EBITDA for the selected transactions for the next twelve months (“NTM”). The equity research analysts’ projected estimates were not prepared in connection with the transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, first quartile and third quartile relative valuation multiples of the selected transactions and compared them with corresponding valuation multiples for the Company implied by the Offer Consideration based on the Projections. Furthermore, Raymond James applied the mean, median, first quartile and third quartile relative valuation multiples to the Company’s LTM (the period ended December 31, 2016) and NTM (the period ending December 31, 2017) Adjusted EBITDA to determine the implied per share value, and then compared those implied per share values to the Offer Consideration of $63.54 per share. The results of this analysis are summarized below:

Selected Transactions Analysis

	Enterprise Value / Adjusted EBITDA		Implied Per Share Values
	LTM	NTM	LTM	NTM
Industry Reference Transactions
1st Quartile	16.6x	13.9x	$16.29	$18.76
Mean	20.8x	17.3x	19.58	22.54
Median	18.9x	15.9x	18.10	21.02
3rd Quartile	22.8x	18.1x	21.15	23.42

Financial Profile Reference Transactions
1st Quartile	22.6x	19.0x	$21.03	$24.49
Mean	35.9x	29.8x	31.50	36.52
Median	31.0x	25.5x	27.61	31.68
3rd Quartile	40.3x	33.2x	34.95	40.32

The Company at the Offer Consideration	77.3x	54.4x	$63.54	$63.54

Discounted Cash Flow Analysis. Raymond James analyzed the present value of the Company’s projected unlevered free cash flow (defined as Adjusted EBITDA, less capital expenditures, less investment in working capital, and less tax expense) for the calendar years ending December 31, 2017 through 2019 on a standalone basis.

The discounted cash flow analysis was based on the Projections provided to Raymond James by the Company. Consistent with the periods included in the Projections, Raymond James used calendar year 2019 as the final year for the analysis and applied LTM exit multiples, ranging from 25.0x to 30.0x, to calendar year 2019 Adjusted EBITDA in order to derive a range of terminal values for the Company. The projected unlevered free cash flows and terminal values were discounted using rates ranging from 10.0% to 12.0%, which reflected an estimate of the Company’s weighted average cost of capital based on an analysis of selected public companies. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of fully-diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the Offer Consideration. The results of the discounted cash flow analysis are summarized below:

Discounted Cash Flow Analysis

Implied Per Share Values
Minimum	$56.46
Maximum	$69.24
Offer Consideration	$63.54

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

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In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Company’s Board (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Shares of the Offer Consideration to be received by such holders in connection with the proposed Offer as provided in the Purchase Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Company’s Board in making its determination to approve the Offer. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the Company’s Board’s or the Company management’s views with respect to the Company, Parent or the transactions. Raymond James did not solicit indications of interest with respect to a transaction involving the Company or advise the Company with respect to its strategic alternatives. The Company placed no limits on the scope of the analyses performed, or opinion expressed, by Raymond James.

The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of March 10, 2017, and any material change in such circumstances and conditions might affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James has provided certain services to the Company (in the previous two years), including in connection with a follow-on equity offering, for which it has been paid a fee.

For services rendered in connection with the delivery of Raymond James’s opinion, a customary fee became payable to Raymond James upon delivery of its opinion, which fee was not contingent upon the successful completion of the transactions or the conclusion reached within Raymond James’s opinion and the Company also agreed to reimburse Raymond James for its expenses and to indemnify Raymond James against certain liabilities arising out of its engagement, as further described in Item 5 of this Schedule 14D-9 below.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and Purchaser for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Parent, Purchaser or their respective affiliates or other participants in the transactions in the future, for which Raymond James may receive compensation.

(e) Certain Unaudited Prospective Financial Information of the Company

The Company’s management provided to Raymond James selected unaudited prospective financial information of the Company for the calendar years ending December 31, 2017, December 31, 2018 and December 31, 2019, referred to as CY 2017E, CY 2018E and CY 2019E, respectively. The Company provided the Projections to Raymond James in connection with the rendering of Raymond James’s opinion to the Company Board and performing its related financial analysis, as described in this Item 4 under the heading “Opinion of Raymond James, the Company’s Financial Adviser.” The Projections are not included in this Schedule 14D-9 in order to influence any shareholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

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The Projections were not prepared with a view toward public disclosure. While presented with numerical specificity, the Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections were, in general, prepared for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results included in the Projections will be realized or that actual results will not be significantly higher or lower than estimated in the Projections. Since the Projections cover multiple calendar years, such information by its nature becomes less predictive with each successive calendar year. In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Company and Raymond James, or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company’s shareholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Forward-Looking Statements.”

The Projections were not prepared with a view toward complying with accounting principles generally accepted in the United States of America (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the 2016 Annual Report (as defined below) relates to the Company’s historical financial information. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Projections do not take into account the effect of the Offer or the transactions contemplated thereby, or any failure of consummation of the Offer or the transactions contemplated thereby.

The Projections are summarized below (in millions, except per share information):

	CY 2017E	CY 2018E	CY 2019E
Projected Adjusted EBITDA	$270.9	$419.1	$669.1
Projected Non-GAAP EPS	$1.03	$1.59	$2.52

Projected Adjusted EBITDA is a non-GAAP financial performance measure that represents projected earnings before interest and financial income, tax expense and depreciation and amortization, excluding share-based compensation expense. Projected Non-GAAP EPS is a non-GAAP measure that represents projected earnings per share, excluding share-based compensation expense. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Neither the Company nor any other person to whom the Projections were provided nor any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of the Company compared to the information included in the Projections. In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s shareholders are cautioned not to place undue, if any, reliance on the Projections.

The Company does not intend to update or otherwise revise the Projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such projections are no longer appropriate.

Item 5	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company selected Raymond James to act as its financial adviser based on Raymond James’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates. Raymond James acted as an underwriter in the Company’s initial public offering and its follow-on equity offering, for which it has been paid a fee, and Raymond James provides research coverage on the Company.

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Pursuant to the Raymond James engagement letter, Raymond James provided the Company with financial advisory services in connection with the proposed transactions for which it was paid a customary fee, which was payable upon delivery of its opinion.

The Company has also agreed to reimburse Raymond James for its expenses incurred in performing its services. The Company has also agreed to indemnify Raymond James and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Raymond James or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and expenses related to or arising out of Raymond James’ engagement.

During the two-year period prior to March 12, 2017, the date of Raymond James’s written opinion, no material relationship existed between Raymond James or any of its affiliates and the Company, Parent or Purchaser pursuant to which compensation was received by Raymond James or its affiliates; however, Raymond James has provided certain services to the Company in the previous two years, including in connection with a follow-on equity offering, for which it was paid a fee. Additionally, Raymond James and/or its affiliates may in the future provide investment banking and other financial services to the Company, Parent or Purchaser or any of their respective affiliates for which it would expect to receive compensation.

Except as described in the preceding sentence, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company or, to its knowledge after making reasonable inquiry, by any of the members of the Company’s Board, executive officer group, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below. Mr. Aviram’s sales listed below in January 2017 were pursuant to his Rule 10b5-1 plan dated June 9, 2016, and his sales in February and March 2017 were pursuant to his Rule 10b5-1 plan dated December 15, 2016. Mr. Maharshak’s sales listed below were pursuant to his Rule 10b5-1 plan dated September 14, 2016. Mr. Hayon’s sales listed below were pursuant to his Rule 10b5-1 plan dated September 14, 2016. Mr. Galves’s sale was made upon the vesting of certain Mobileye RSUs held by him.

Name of Person	Trade Date	Number of Shares	Share Price
Ziv Aviram	4-Jan-17	45,700	$42.1218
Ziv Aviram	5-Jan-17	45,700	$41.8548
Ziv Aviram	6-Jan-17	45,700	$41.6058
Ziv Aviram	9-Jan-17	45,700	$40.1061
Ziv Aviram	10-Jan-17	45,700	$40.3274
Ziv Aviram	11-Jan-17	45,700	$40.8601
Ziv Aviram	18-Jan-17	45,700	$42.0031
Ziv Aviram	19-Jan-17	45,700	$43.6632
Ziv Aviram	20-Jan-17	45,700	$42.7985
Ziv Aviram	23-Jan-17	45,700	$43.3667
Ziv Aviram	24-Jan-17	45,700	$43.8275
Ziv Aviram	25-Jan-17	45,700	$43.9527
Ziv Aviram	1-Feb-17	45,700	$42.5050
Ziv Aviram	2-Feb-17	45,700	$42.6034
Ziv Aviram	3-Feb-17	45,700	$42.7514
Ziv Aviram	8-Feb-17	45,700	$42.6156

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Name of Person	Trade Date	Number of Shares	Share Price
Ziv Aviram	9-Feb-17	45,700	$42.7568
Ziv Aviram	10-Feb-17	45,700	$42.9721
Ziv Aviram	13-Feb-17	45,700	$45.1953
Ziv Aviram	14-Feb-17	45,700	$45.4561
Ziv Aviram	15-Feb-17	45,700	$45.1762
Ziv Aviram	21-Feb-17	46,100	$46.0390
Ziv Aviram	22-Feb-17	46,100	$47.1394
Ziv Aviram	23-Feb-17	46,225	$47.6351
Ziv Aviram	28-Feb-17	97,500	$46.0370
Ziv Aviram	7-Mar-17	32,500	$46.2695
Ziv Aviram	8-Mar-17	32,500	$46.9369
Ziv Aviram	9-Mar-17	32,500	$46.7877
Ofer Maharshak	6-Jan-17	3,000	$42.0100
Ofer Maharshak	9-Jan-17	2,200	$41.8000
Ofer Maharshak	11-Jan-17	2,500	$41.1700
Ofer Maharshak	12-Jan-17	3,122	$41.5900
Ofer Maharshak	17-Jan-17	1,150	$41.7135
Ofer Maharshak	17-Jan-17	2,300	$41.7135
Ofer Maharshak	23-Jan-17	2,200	$42.6400
Ofer Maharshak	24-Jan-17	1,150	$44.2600
Ofer Maharshak	30-Jan-17	3,500	$43.7300
Ofer Maharshak	3-Feb-17	4,000	$43.1100
Ofer Maharshak	3-Feb-17	4,500	$43.1100
Ofer Maharshak	7-Feb-17	1,500	$43.2500
Ofer Maharshak	13-Feb-17	2,000	$43.6400
Ofer Maharshak	16-Feb-17	3,000	$45.7500
Ofer Maharshak	21-Feb-17	1,300	$46.8000
Ofer Maharshak	21-Feb-17	1,000	$46.8000
Ofer Maharshak	27-Feb-17	1,000	$46.8900
Ofer Maharshak	3-Mar-17	2,500	$46.4200
Ofer Maharshak	3-Mar-17	1,350	$46.4200
Ofer Maharshak	3-Mar-17	1,200	$46.4200
Ofer Maharshak	8-Mar-17	1,300	$46.4000
Ofer Maharshak	9-Mar-17	1,150	$46.8200
Ofer Maharshak	10-Mar-17	1,000	$47.4400
Gaby Hayon	20-Jan-17	501	$43.8100
Gaby Hayon	27-Jan-17	561	$44.3000
Gaby Hayon	3-Feb-17	411	$42.8300
Gaby Hayon	6-Feb-17	582	$42.6900
Gaby Hayon	13-Feb-17	747	$43.6400

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Name of Person	Trade Date	Number of Shares	Share Price
Gaby Hayon	21-Feb-17	1,271	$46.8000
Gaby Hayon	27-Feb-17	1,593	$46.7800
Gaby Hayon	6-Mar-17	1,563	$46.9600
Dan Galves	14-Mar-17	1,750	$60.5900

Item 7	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company’s Board, agreements in principle or signed contracts that are entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8	ADDITIONAL INFORMATION

(a) Appraisal Rights

Shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Parent or its affiliates holds less than 100% but at least 95% of the Company’s issued capital (geplaatst kapitaal), Purchaser may elect to effectuate, or to cause its designee to effectuate, the Post-Offer Reorganization by means of the Compulsory Acquisition in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In that circumstance, the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) will determine the price to be paid for the non-tendered Shares. In such event, while Parent and Purchaser will use their reasonable best efforts to cause the per Share price paid in the Compulsory Acquisition for the non-tendered Shares to be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price for the non-tendered Shares. Such price may be greater than, equal to or less than the Offer Consideration. Such price may potentially be increased by statutory interest (“Dutch Statutory Interest”) accrued at the rate applicable in The Netherlands (currently two percent per annum). The period for the calculation of the Dutch Statutory Interest would begin either (i) on the date on which the Offer Consideration became payable to Company shareholders who tendered their Shares to Purchaser in the Offer (the “Offer Payment Date”), provided that Purchaser has acquired at least 95% of the Company’s issued capital (geplaatst kapitaal) as of the Offer Payment Date or (ii) under certain circumstances, including when Purchaser has not acquired at least 95% of the Company’s issued capital (geplaatst kapitaal) as of the Offer Payment Date, from the date when the Dutch Court renders a judgment allowing the claim for the Compulsory Acquisition against the non-tendering shareholders for all of their Shares. The end of the period for the calculation of the Dutch Statutory Interest would be the date Purchaser pays for the Shares then owned by the non-tendering Company shareholders. The non-tendering shareholders do not have the right to cause Purchaser to buy their Shares.

(b) Regulatory and Other Approvals

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

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Under the HSR Act, Purchaser’s purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser of its Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated or extended by the U.S. federal agency receiving clearance to investigate (in this instance the FTC). Under the Purchase Agreement, each of Purchaser and the Company are required to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer as promptly as practicably following the date of the Purchase Agreement. The HSR waiting period will expire at 11:59 p.m., New York City time, 15 calendar days after Purchaser files its Notification and Report Form (unless the 15th day falls on a weekend or holiday, in which case the 15th day is extended to the next business day), unless the waiting period is earlier terminated by the FTC, unless Purchaser withdraws its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period and refiles it thereafter, and unless the FTC extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser withdraws and re-files its Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC, and unless the FTC extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with the Second Request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following Purchaser’s certification of substantial compliance with the Second Request, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Purchase Agreement.

As the U.S. federal antitrust agency with clearance to investigate, the FTC will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or seeking the divestiture or licensing of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other structural or conduct relief.

In furtherance of the foregoing, Purchaser and the Company have agreed to use their reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement. The obligations of the parties with respect to regulatory efforts in connection with the antitrust laws are detailed in “Section 11—The Purchase Agreement; Other Agreements” of the Offer to Purchase in the section entitled “Regulatory Approvals; Efforts.”

United States state attorneys general and private persons may bring legal action under the antitrust laws seeking to enjoin the Offer or seeking conditions to the completion of the Offer. While Parent and the Company believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC or any state or any other person, Purchaser may not be obligated to consummate the Offer if it would result in the failure of a condition described in “—(b) Tender Offer—Offer and Post-Offer” in Item 2 of this Schedule 14D-9.

The Company and Purchaser and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser, the Company and their respective affiliates are engaged, Purchaser and the Company have determined that, at a minimum, filings under the applicable antitrust laws of the following jurisdictions outside of the United States are required before the transactions contemplated by the Purchase Agreement may close. In accordance with the terms of the Purchase Agreement, the Company and Purchaser have agreed to promptly (and consistent with market practice) make all such filings.

Germany: Based on a review of the information currently available, a merger filing with the German Bundeskartellamt (Federal Cartel Office, “FCO”) is required. Under German merger control laws, the FCO has one month from a complete filing to review a transaction in Phase I and either clear it or initiate Phase II. In Phase II, decisions must be issued within four months of the filing date. The review periods may be further extended, provided that the notifying parties consent to the extension. There is an automatic one-month extension of Phase II if the parties submit commitments.

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Israel: Based on a review of the information currently available, a merger filing with the Israeli Antitrust Authority (“IAA”) is required. The IAA has 30 calendar days from a complete filing to decide on the transaction. This period can be extended by the Antitrust Tribunal or with the consent of the parties.

South Korea: Based on a review of the information currently available a merger filing must be made to the Korea Fair Trade Commission (“KFTC”). The KFTC has 30 calendar days to review the transaction following a complete filing. The review period may be extended for an additional 90 calendar days at the KFTC’s discretion. In case the KFTC issues a formal request for additional information or documents, the review period is suspended until the Parties provide a complete response.

The Company, Parent and Purchaser are not currently aware of, but are still in the process of determining whether there are, any other pre-Offer Closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization

Under the Purchase Agreement, the Company is required to hold an EGM where shareholders will be provided with information regarding the Offer and approve certain actions, including: (i) adoption of one or more shareholders resolutions to appoint Purchaser-designated directors and to appoint non-executive directors who are independent from Parent and Purchaser (if such independent non-executive directors are not already members of the Company’s Board ) to replace certain members of the Company’s Board who will resign as of the Offer Closing, (ii) the approval of the Asset Sale and the Liquidation, and (iii) other matters contemplated by the Purchase Agreement (collectively, the “EGM Matters”). The EGM (which will be combined with the Company’s 2017 annual general meeting of shareholders) is scheduled to be held at 3:00 p.m. Central European Time on June 13, 2017 at the Waldorf Astoria Amsterdam, Herengracht 542 – 556, 1017 CG, Amsterdam, The Netherlands. Shareholders of the Company who hold Shares on the record date for the meeting, which is May 16, 2017, will be entitled to attend the EGM, vote on the EGM Matters and receive the EGM materials.

Other approvals may be required, including under Dutch corporate law, if the Post-Offer Reorganization is effected by a mechanism other than the Asset Sale, Liquidation and Second Step Distribution. Such potential mechanisms for effecting the Post-Offer Reorganization and the potential approvals required in connection therewith are described further in “Section 12—Purpose of the Offer; Plans for Mobileye” in the Offer to Purchase.

(c) Annual Report on Form 20-F and Reports on Form 6-K

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference: (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 3, 2017 (the “2016 Annual Report”); and (ii) the Company’s current reports on Form 6-K dated as of March 13, 2017 and March 14, 2017.

(d) Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the tender offer and related transactions, including the timing of the completion of the transaction and the expected benefits of the proposed transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the tender offer and related transactions on the Company’s business relationships (including, without limitation, original equipment manufacturer and Tier 1 customers, dealers, distributors, and manufacturers and suppliers), operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, and the risk that the Purchase Agreement may be terminated; the outcome of any legal proceedings that may be instituted against the Company related to the Purchase Agreement; uncertainties as to the number of shareholders of the Company who may tender their Shares in the tender offer; the failure to satisfy other conditions to completion of the transaction, including the receipt of all regulatory approvals related to the transaction (and any conditions, limitations or restrictions placed on these approvals); risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in the Company’s other reports and other public filings with the SEC.

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These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause the Company’s plans, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9. The Company assumes no obligation to update the information contained in this Schedule 14D-9 (whether as a result of new information, future events or otherwise), except as required by applicable law.

Additional information concerning these and other factors that may impact the Company’s results can be found in the 2016 Annual Report and in the Company’s reports on Form 6-K. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov and on the Company’s website at www.mobileye.com.

Item 9	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC on April 5, 2017).

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (SEC File No. 000-06217) filed by Intel Corporation on March 13, 2017).

(a)(2)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (SEC File No. 000-06217) filed by Intel Corporation on March 13, 2017).

(a)(2)(C)	Company Letter to Company Employees, dated March 13, 2017 (incorporated by reference to Exhibit 1 to the Schedule 14D-9 filed by Mobileye N.V. on March 13, 2017).

(a)(2)(D)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 2 to the Schedule 14D-9 filed by Mobileye N.V. on March 13, 2017).

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Exhibit No.	Description
(a)(2)(E)	Intel Acquires Mobileye; Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 3 to the Schedule 14D-9 filed by Mobileye N.V. on March 13, 2017).

(a)(2)(F)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 4 to the Schedule 14D-9 filed by Mobileye N.V. on March 13, 2017).

(a)(2)(G)	Company Letter to Company Aftermarket Partners, dated March 14, 2017 (incorporated by reference to Exhibit 1 to the Schedule 14D-9 filed by Mobileye N.V. on March 15, 2017).

(a)(2)(H)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation on March 17, 2017).

(a)(2)(I)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(e)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc. and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (SEC File No. 000-06217) filed by Intel Corporation on March 13, 2017).

(e)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and among Ziv Aviram, Intel Corporation and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (SEC File No. 000-06217) filed by Intel Corporation on March 13, 2017).

(e)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and among Amnon Shashua, Intel Corporation and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (SEC File No. 000-06217) filed by Intel Corporation on March 13, 2017).

(e)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Amnon Shashua and Intel Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (SEC File No. 000-06217) filed by Intel Corporation on March 13, 2017).

(e)(7)	Addendum to Employment Agreement, dated March 12, 2017, between Mobileye N.V. and Professor Amnon Shashua (incorporated by reference to Exhibit 2 to the Form 6-K filed by Mobileye N.V. on March 14, 2017).

(e)(8)	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Amnon Shashua; incorporated by reference to Exhibit 10.3 to the Mobileye N.V. Registration Statement on Form F-1 (SEC File No. 333-196898) furnished to the SEC on July 28, 2014.

(e)(9)	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Ziv Aviram; incorporated by reference to Exhibit 10.4 to the Mobileye N.V. Registration Statement on Form F-1 (SEC File No. 333-196898) furnished to the SEC on July 28, 2014.

(e)(10)	Employment Agreement, dated July 27, 2014, between Mobileye Vision Technologies Ltd. and Ofer Maharshak; incorporated by reference to Exhibit 10.5 to the Mobileye N.V. Registration Statement on Form F-1 (SEC File No. 333-196898) furnished to the SEC on July 28, 2014.

(e)(11)	2003 Share Option Plan, with Israeli Appendix, as amended; incorporated by reference to Exhibit 10.1 to the Mobileye N.V. Registration Statement on Form F-1 (SEC File No. 333-196898) furnished to the SEC on June 25, 2014.

(e)(12)	2014 Equity Incentive Plan, with Israeli Appendix; incorporated by reference to Exhibit 4.1 to the Mobileye N.V. Registration Statement on Form S-8 (SEC File No. 333-201840) furnished to the SEC on February 3, 2015.

(e)(13)	Appendix B-United States to the 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to Mobileye N.V.’s Report on Form 6-K furnished to the SEC on June 2, 2016.

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Exhibit No.	Description

(e)(14)	Form of Indemnification Agreement; incorporated by reference to Exhibit 10.2 to the Mobileye N.V. Registration Statement on Form F-1 (SEC File No. 333-196898) furnished to the SEC on July 28, 2014.

Annex A*	Opinion of Raymond James & Associates, Inc., dated March 12, 2017.

*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mobileye N.V.

By:	/s/ Ziv Aviram
Ziv Aviram
Chief Executive Officer

Date: April 5, 2017

ANNEX A

One Embarcadero Center, Suite 650, San Francisco, CA · (415) 616-8000

March 12, 2017

Board of Directors

Mobileye N.V.

Har Hotzvim 13 Hartom Street

PO Box 45157

Jerusalem 9777513 Israel

Members of the Board of Directors:

We understand that Intel Corporation (“Parent”), a wholly owned subsidiary of Parent (“Buyer”) and Mobileye N.V. (the “Company”) propose to enter into the Agreement (defined below) pursuant to which, among other things, Buyer shall commence a tender offer (as it may be amended from time to time as permitted under the Agreement, the “Offer”) to purchase any and all of the outstanding ordinary shares, par value Euro 0.01 per share (the “Shares”), of the Company, pursuant to which the holders of each outstanding Share will be entitled to receive $63.54 (the “Offer Consideration”), net to the holder of such Share, in cash, without interest, on the terms and subject to the conditions set forth in the Agreement. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Consideration to be paid to the holders of the Shares pursuant to the Offer in accordance with the Agreement is fair, from a financial point of view, to such holders.

In connection with our review of the proposed Offer and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Purchase Agreement, dated as of March 10, 2017, by and among Parent, Buyer and the Company (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending December 31, 2017, December 31, 2018 and December 31, 2019, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

Board of Directors

Mobileye N.V.

March 12, 2017

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for the Shares and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry;

10.	reviewed a certificate addressed to Raymond James from a member of the senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the transactions contemplated by the Agreement (including the Offer, the “Transactions”) will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Offer will be consummated in a manner that complies in all respects with all applicable international, national and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Offer or the Company that would be material to our analyses or this Opinion.

Board of Directors

Mobileye N.V.

March 12, 2017

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of March 10, 2017 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions or the availability or advisability of any alternatives to the Transactions. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. Our opinion is limited to the fairness, from a financial point of view, of the Offer Consideration to be paid to the holders of the Shares pursuant to the Offer in accordance with the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transactions.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transactions amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company, Parent or Buyer or the ability of the Company, Parent or Buyer to pay their respective obligations when they come due.

Board of Directors

Mobileye N.V.

March 12, 2017

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James will receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transactions or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and/or Parent for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including in connection with a follow-on equity offering, for which it has been paid a fee. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Parent, Buyer or their respective affiliates or other participants in the Transactions in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (solely in each directors capacity as such) in evaluating the proposed Offer and does not constitute a recommendation to any shareholder of the Company regarding whether said shareholder should tender Shares in connection with the Offer. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed as part of a recommendation statement on Schedule 14D-9 by the Company that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such recommendation statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be paid to the holders of the Shares pursuant to the Offer in accordance with the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.